URSTADT BIDDLE PROPERTIES INC.

2007 ANNUAL REPORT

STOCK PRICES ARE ONLY OPINIONS — BUT DIVIDENDS ARE FACTS

38 Consecutive Years of Uninterrupted Dividends

14 Consecutive Years of Increased Dividends


(In Millions) Except Dividends
Revenues
Funds From Operations
Dividends Per Share
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07


NO ACCESS BETWEEN 25 & 27 THIS AREA
25 MODELL'S
UPPER LEVEL
STAPLES
The Office Superstore
BED BATH & BEYOND

Ridgeway Shopping Center, Stamford, CT

URSTADT BIDDLE PROPERTIES INC.

Urstadt Biddle Properties Inc. is a self-administered publicly held real estate investment trust providing investors with a means of participating in the ownership of income-producing properties. Our core properties consist of neighborhood and community shopping centers in the suburban areas of the northeastern United States with a primary concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey. Non-core assets consist of two industrial properties.

Class A Common Shares, Common Shares, Series C Preferred Shares and Series D Preferred Shares of the Company trade on the New York Stock Exchange under the symbols "**UBA**," "**UBP**," "**UBPPRC**" and "**UBPPRD**."

2007 Annual Report Contents

Selected Financial Data

(In thousands, except per share data)

Year Ended October 31,	2007	2006	2005	2004	2003
Balance Sheet Data:					
Total Assets	**$471,770**	$451,350	$464,439	$394,917	$392,639
Mortgage Notes Payable	**$ 96,282**	$104,341	$111,786	$107,443	$104,588
Redeemable Preferred Stock	**$ 52,747**	$ 52,747	$ 52,747	$ 52,747	$ 52,747
Operating Data:					
Total Revenues	**$ 81,880**	$ 72,302	$ 68,371	$ 60,650	$ 55,060
Total Expenses and Minority Interest	**$ 49,630**	$ 48,708	$ 46,134	$ 39,729	$ 37,357
Income from Continuing Operations before Discontinued Operations	**$ 32,751**	$ 24,544	$ 22,968	$ 21,408	$ 18,226
Per Share Data:					
Net Income from Continuing Operations—Basic:					
Class A Common Stock	**$ .95**	$ .63	$ .66	$ .69	$ .63
Common Stock	**$ .86**	$ .56	$ .60	$ .63	$ .57
Net Income from Continuing Operations—Diluted:					
Class A Common Stock	**$ .93**	$ .61	$ .64	$ .68	$ .63
Common Stock	**$ .83**	$ .55	$ .58	$ .62	$ .57
Cash Dividends on:					
Class A Common Stock	**$ .92**	$ .90	$ .88	$ .86	$ .84
Common Stock	**$ .83**	$ .81	$ .80	$ .78	$ .76
Total Dividends	**$1.75**	$1.71	$1.68	$1.64	$1.60
Other Data:					
Net Cash Flow Provided by (Used in):					
Operating Activities	**$ 49,307**	$ 35,429	$ 35,505	$ 30,744	$ 31,176
Investing Activities	**$ (19,457)**	$ (20,129)	$ (61,348)	$ (2,416)	$ (69,818)
Financing Activities	**$ (28,432)**	$ (38,994)	$ 26,397	$ (24,837)	$ 14,749
Funds from Operations *(Note)*	**$ 37,062**	$ 28,848	$ 29,355	$ 29,813	$ 27,964
Cash Dividends (as a percentage of Funds from Operations)	**64%**	80%	76%	72%	74%

Note: The Company has adopted the definition of Funds from Operations (FFO) suggested by the National Association of Real Estate Investment Trusts (NAREIT) and defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of properties plus real estate related depreciation and amortization and after adjustments for unconsolidated joint ventures. For a reconciliation of net income and FFO, see Management's Discussion and Analysis on page 27. FFO does not represent cash flows from operating activities in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indicator of the Company's operating performance. The Company considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of its real estate assets diminishes predictably over time and industry analysts have accepted it as a performance measure. FFO is presented to assist investors in analyzing the performance of the Company. It is helpful as it excludes various items included in net income that are not indicative of the Company's operating performance. However, comparison of the Company's presentation of FFO, using the NAREIT definition, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs. For a further discussion of FFO, see Management's Discussion and Analysis on page 27.

Total Revenues
(In thousands)



$55,060
$60,650
$68,371
$72,302
$81,880*
'03
'04
'05
'06
'07

Funds From Operations
(In thousands)



$27,964
$29,813
$29,355
$28,848
$37,062*
'03
'04
'05
'06
'07

Combined Dividends
Paid on Common and
Class A Common Shares
(Per share)



$1.60
$1.64
$1.68
$1.71
$1.75
'03
'04
'05
'06
'07

*Includes $6 million settlement of lease guarantee obligation.

In last year's annual report, we stated that we were optimistic that 2006 would "provide a springboard for a stronger performance in 2007." Well, we are proud to report that 2007 was a solid year for the Company. All of our financial and operations performance measurements rose. Funds from Operations (before a lease guarantee settlement payment of $6 million) increased nearly 8% on a per share basis. Our total revenues increased by nearly 5% to an all-time high of $75.9 million (excluding the payment of $6 million) from $72.3 million last year. We were able to keep our overhead expenses flat compared to the prior year and control the extraordinary costs placed on small companies necessary to comply with the Sarbanes-Oxley law. We are exploring several financing alternatives and are working with two major commercial banks to arrange a $50 million unsecured credit facility that will provide the Company with adequate financing to carry out its strategic goals for 2008.

We leased or renewed 553,000 square feet of space (17% of our core portfolio of properties). We completed a number of new anchor tenant leases that will further strengthen our excellent portfolio of quality shopping centers and, in spite of a very challenging property acquisitions market, we were able to advance our strategic goal to acquire properties in our target area. We also continued our strategic plan to sell our remaining non-core properties over the next several years. This year we sold our Tempe, Arizona property for a gain of $11.4 million.

Property Acquisitions

The sub-prime credit issues facing many financial institutions and, to a lesser extent, some commercial real estate markets have not had much effect on our property performance. While the tightening of credit standards has removed a few of the buyers who compete with us to buy properties, the demand for quality shopping centers in our market remains very high. Property prices have been driven to extraordinary levels over the past few years but we are beginning to sense that sellers are becoming more realistic in their valuation.

We acquired two shopping centers this year. ***Emerson Plaza*** is a 92,000 square foot shopping center located in Emerson, New Jersey, a suburban community in affluent Bergen County, anchored by a very successful 50,000 square foot ShopRite Supermarket. We are planning a renovation of this property and are working with the supermarket to facilitate an expansion and renovation of its store. We believe a renovation of the property will enable us to increase rents at the property over the long term as the majority of the in-line tenants have limited remaining terms on their leases. The second property, ***Starbucks Plaza,*** is a 10,100 square foot convenience shopping center, anchored by a Starbucks retail store, situated on a busy street in Monroe, a suburban


LIQUORS

Emerson Plaza in Emerson, Bergen County, New Jersey



Starbucks Plaza in Monroe, a suburban community in Fairfield County, Connecticut community in Fairfield County, Connecticut. We also purchased the limited partner interests we did not already own in ***The Shoppes at Eastchester*** in Eastchester, New York and now own 100% of the property. We also acquired a 20% economic interest in a partnership that owns a retail/office property in Bronxville, New York, an affluent community in Westchester County, New York.

We are working on a number of acquisitions and are optimistic about our momentum going into 2008. Shortly after year end, we acquired a single tenant property net leased to Rite Aid, a national chain of pharmacy stores. We plan to renovate and reconfigure this property. We are also in contract to purchase two vacant former Chase Manhattan bank branches in high income areas of Westchester County.

We will continue to remain disciplined in our property acquisitions and expect to buy properties that over the long term will contribute positively to the cash flow and net asset value of the Company.



*Newly completed BJ's Wholesale Club at **The Dock Shopping Center** in Stratford, Connecticut*



***Rite Aid Center**, Waldwick, New Jersey*

Leasing and Operations

This year, our rental revenues (before the lease guarantee settlement payment) increased 5% over last year. The increase reflects favorable leasing results, increased rental rates on new leases and renewals and the effect of recent property acquisitions. In 2007, we achieved an average increase of nearly 11% on new leases signed over the previous rental rates and a 13% average increase in rental rates on renewal leases. Throughout the year, the leased portion of our core portfolio remained at a stable rate at 96%; however, we increased the occupancy percentage of the core portfolio by two percentage points to a nearly full 95%, as tenants took occupancy of previously vacant spaces. Entering 2007, our single largest vacancy was at ***The Dock*** Shopping Center in Stratford, Connecticut where 107,000 square feet leased to the former Bradlees' department store remained vacant. During the year, we reached agreement with Bradlees' former parent company to terminate its guarantee on the Bradlees' lease in exchange for a $6 million payment. Simultaneously, we executed a new lease with BJ's Wholesale Club for the construction of a new 107,000 square foot store. We are pleased to announced that BJ's opened its new facility at The Dock in January, 2008. Early indications are the store will be a great success, and this new anchor tenant will help us in leasing the remaining vacancies and complete the redevelopment of the center.

During the year, we refinanced the $53 million mortgage loan on our ***Ridgeway Shopping Center*** in Stamford, Connecticut at a favorable rate of 5.52% fixed for ten years. We expect annual interest savings from this refinancing of nearly $1 million commencing this year.



*New second floor addition, under construction at **Westchester Pavilion** in White Plains, New York*



*LL Bean, opened at our **Orange Meadows** shopping center*

LL Bean, a regional chain of retail stores specializing in outdoor products, had a very successful opening of its 13,000 square foot outlet store at our ***Orange Meadows*** shopping center in October 2007. We are optimistic that this high quality tenant will create greater opportunities to lease remaining vacant space in the property to other high quality retailers. Our location is one of only three LL Bean store locations in the State of Connecticut.

ShopRite Supermarket completed its expansion and renovation of its store at our ***Carmel ShopRite Center*** in Carmel, New York this year. We expect the increased draw from this new store will assist us in leasing remaining vacancies at this property.

Retailers and their businesses are not immune to the effect of changes in economic conditions that may cause them to suffer financial problems. With more than 500 tenants, we are vulnerable to changing economic conditions as well. However, our tenant roster is diverse and we believe that we are not exposed to any one tenant that may adversely affect our business in the long term. In 2007, several of our tenants, including Bombay furniture and Hancock Fabrics, filed for bankruptcy protection and closed their respective stores at our properties. Fortunately, these tenants impacted only one location each. KB Toys filed for bankruptcy several years ago, continues to struggle, and expects to close two stores in our portfolio this coming year.

At the ***Arcadian Shopping Center*** in Ossining, New York, our anchor tenant, Stop & Shop, is in the process of constructing at their expense a new 65,000 square foot supermarket which they expect to occupy in the Fall of 2008. Last year, we renegotiated Stop & Shop's lease at higher rental rates during the new 20-year term on greater leasable area. Also, we are close to signing a lease for and commencing construction of an approved restaurant building at the property.

At the ***Westchester Pavilion*** in White Plains, we signed a lease with the Westchester County Board of Realtors (WCBR) and are in the process of constructing a new 16,000 square foot second level on the property for WCBR's new facility. We expect to generate significant cash flow from the lease of this previously vacant portion of the property when the tenant takes occupancy. Occupancy is expected this summer.



Newly renovated and expanded Carmel ShopRite Supermarket in Carmel, New York

Outlook

In December 2007, your Board of Directors increased the annualized dividend rate on both the Common Stock and the Class A Common Stock by 3 cents per share. Last year the annual dividend increases were 2 cents per share for each class of stock. The 2008 increases in the dividend rates represent the 14th consecutive year that your Board of Directors has approved increases in the dividend rates. We are also proud of an unbroken string of 38 consecutive years of dividends paid since our founding and listing on the New York Stock Exchange in 1969. The Board's decision to increase the dividend rates this year reflects their optimism for the future prospects of the Company and the results of our financial performance in 2007.

We are very proud of our highly capable staff and our supportive Board of Directors. We thank them and you our shareholders for continued support.

Sincerely yours,

Willing L. Biddle
President and
Chief Operating Officer

Charles J. Urstadt
Chairman and
Chief Executive Officer

January 15, 2008

The Board of Directors of Urstadt Biddle Properties Inc.



Top row left to right:
Willing L. Biddle
George J. Vojta
Robert J. Mueller
Charles D. Urstadt

Bottom row left to right:
George H.C. Lawrence
E. Virgil Conway
Charles J. Urstadt
Robert R. Douglass
Peter Herrick



Staples Plaza
Yorktown Heights, New York



Towne Centre Shopping Center
Somers, New York



Carmel ShopRite Center
Carmel, New York

URSTADT BIDDLE PROPERTIES INC.

Selected Core Properties



NEW YORK
NEW JERSEY
LONG



Arcadian Shopping Center
Ossining, New York



Chilmark Shopping Center
Briarcliff Manor, New York



4 "Street Retail" Properties
Rye, New York



LIQUORS

Emerson Shopping Plaza
Emerson, New Jersey



Valley Ridge Shopping Center
Wayne, New Jersey



Shoppes at Eastchester
Eastchester, New York



72nd & Main Street Shops
Queens, New York



Westchester Pavilion
White Plains, New York



Danbury Square
Danbury, Connecticut



Five Town Plaza
Springfield, Massachusetts



Starbucks Center
Monroe, Connecticut


ASSACHUSETTS
CONNECTICUT
SLAND



Townline Square
Meriden, Connecticut



Orange Meadows Shopping Center
Orange, Connecticut



The Dock
Stratford, Connecticut



Airport Plaza
Danbury, Connecticut



Greens Farms Plaza
Westport, Connecticut



Urstadt Biddle Properties Corporate Headquarters
Greenwich, Connecticut



Ridgeway Shopping Center
Stamford, Connecticut



Ridgefield Center
Ridgefield, Connecticut

INVESTMENT PORTFOLIO
(As of January 15, 2008)

URSTADT BIDDLE PROPERTIES INC.

CORE PROPERTIES

UBP owns or has interests in thirty-two retail properties and five office buildings which total 3,265,000 square feet.

Location	Square Feet	Principal Tenants	Property Type
Stamford, Connecticut	369,000	Stop & Shop, Bed Bath & Beyond	Shopping center
Springfield, Massachusetts	326,000	Big Y, Burlington Coat, Best Fitness	Shopping center
Meriden, Connecticut	316,000	ShopRite, Old Navy, Linens 'n Things	Shopping center
Stratford, Connecticut	269,000	BJ's Wholesale Club, Stop & Shop, Staples	Shopping center
Yorktown, New York	200,000	Staples, Bed Bath & Beyond	Shopping center
Danbury, Connecticut	194,000	Barnes & Noble, Christmas Tree Shops	Shopping center
White Plains, New York	185,000	Toys "Я" Us, The Sports Authority	Shopping center
Ossining, New York	137,000	Stop & Shop, Mandees	Shopping center
Somers, New York	135,000	Home Goods, New York Sports Club	Shopping center
Carmel, New York	129,000	ShopRite, Rite Aid	Shopping center
Wayne, New Jersey	102,000	A&P, PNC Bank	Shopping center
Newington, New Hampshire	102,000	Linens 'n Things, Outback Restaurant	Shopping center
Darien, Connecticut	95,000	Shaw's Supermarket	Shopping center
Emerson, New Jersey	92,000	ShopRite	Shopping center
Somers, New York	78,000	CVS, US Post Office	Shopping center
Orange, Connecticut	78,000	Trader Joe's, LL Bean	Shopping center
Eastchester, New York	70,000	Food Emporium	Shopping center
Ridgefield, Connecticut	51,000	Chico's	Street retail
Rye, New York	40,000	Cosi	Street retail (4 buildings)
Westport, Connecticut	39,000	Pier One Imports	Shopping center
Briarcliff Manor, New York	38,000	Dress Barn, Radio Shack	Shopping center
Danbury, Connecticut	33,000	Fortunoff, Sleepy's	Shopping center
Ossining, New York	29,000	Westchester Community College	Shopping center
Pelham Manor, New York	26,000	Gristede's Supermarket	Shopping center
Queens, New York	24,000	Zaravshan, Huntington Dental	Street retail (2 buildings)
Waldwick, New Jersey[1]	20,000	Rite Aid	Retail—Single tenant
Somers, New York	19,000	Putnam County Savings Bank	Shopping center
Monroe, Connecticut	10,000	Starbucks	Shopping center
Greenwich, Connecticut	59,000	Tutor Time, Urstadt Biddle Properties (Executive Offices)	5 Office buildings

[1]Acquired November 2007

NON-CORE PROPERTIES

UBP owns two industrial properties with a total of 447,000 square feet.

Location	Square Feet	Principal Tenant	Property Type
Dallas, Texas	255,000	DaimlerChrysler	Parts distribution facility
St. Louis, Missouri	192,000	DaimlerChrysler	Parts distribution facility

FINANCIALS

CONTENTS

Financial Statements

Consolidated Balance Sheets

(In thousands, except share data)

	October 31, 2007	October 31, 2006
ASSETS		
Real Estate Investments:		
Core properties—at cost	$521,476	$489,160
Non-core properties—at cost	1,383	6,383
	522,859	495,543
Less: Accumulated depreciation	(85,555)	(77,258)
	437,304	418,285
Mortgage note receivable	1,305	1,361
	438,609	419,646
Cash and cash equivalents	4,218	2,800
Restricted cash	589	589
Marketable securities	1,740	2,011
Tenant receivables	16,588	17,176
Prepaid expenses and other assets	5,445	4,484
Deferred charges, net of accumulated amortization	4,581	4,644
Total Assets	$471,770	$451,350
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Secured revolving credit line	$ 12,200	$ —
Mortgage notes payable	96,282	104,341
Accounts payable and accrued expenses	3,970	1,785
Deferred compensation—officers	1,191	1,200
Other liabilities	7,438	5,503
Total Liabilities	121,081	112,829
Minority interests	3,739	5,318
Redeemable Preferred Stock, par value $.01 per share;		
8.99% Series B Senior Cumulative Preferred Stock, (liquidation preference of $100 per share); 150,000 shares issued and outstanding	14,341	14,341
8.50% Series C Senior Cumulative Preferred Stock, (liquidation preference of $100 per share); 400,000 shares issued and outstanding	38,406	38,406
Total Preferred Stock	52,747	52,747
Commitments and Contingencies		
Stockholders' Equity:		
7.5% Series D Senior Cumulative Preferred Stock (liquidation preference of $25 per share); 2,450,000 shares issued and outstanding	61,250	61,250
Excess Stock, par value $.01 per share; 10,000,000 shares authorized; none issued and outstanding	—	—
Common Stock, par value $.01 per share; 30,000,000 shares authorized; 7,773,618 and 7,635,441 shares issued and outstanding	77	76
Class A Common Stock, par value $.01 per share; 40,000,000 shares authorized; 18,836,778 and 18,804,781 shares issued and outstanding	188	188
Additional paid in capital	264,585	262,024
Cumulative distributions in excess of net income	(31,077)	(42,400)
Accumulated other comprehensive income	480	618
Officer note receivable	(1,300)	(1,300)
Total Stockholders' Equity	294,203	280,456
Total Liabilities and Stockholders' Equity	$471,770	$451,350

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended October 31,		
	2007	2006	2005
Revenues			
Base rents	$57,260	$54,862	$51,383
Recoveries from tenants	17,660	16,957	16,444
Settlement of lease guarantee obligation	6,000	—	—
Lease termination income	115	75	253
Mortgage interest and other	845	408	291
Total Revenues	81,880	72,302	68,371
Operating Expenses			
Property operating	12,109	11,666	10,785
Property taxes	10,926	10,262	9,211
Depreciation and amortization	13,442	13,073	11,884
General and administrative	4,979	4,981	5,155
Directors' fees and expenses	240	250	258
Total Operating Expenses	41,696	40,232	37,293
Operating Income	40,184	32,070	31,078
Non-Operating Income (Expense):			
Interest expense	(7,773)	(8,287)	(8,502)
Interest, dividends and other investment income	501	950	731
Minority interests	(161)	(189)	(339)
Income from Continuing Operations before Discontinued Operations	32,751	24,544	22,968
Discontinued Operations:			
Income from discontinued operations	252	488	997
Gains on sales of properties	11,385	—	7,020
Income from Discontinued Operations	11,637	488	8,017
Net Income	44,388	25,032	30,985
Preferred stock dividends	(9,342)	(9,342)	(7,009)
Net Income Applicable to Common and Class A Common Stockholders	$35,046	$15,690	$23,976
Basic Earnings Per Share:			
Per Common Share:			
Income from continuing operations	$ .86	$.56	$.60
Income from discontinued operations	$ .43	$.02	$.30
Net Income Applicable to Common Stockholders	$1.29	$.58	$.90
Per Class A Common Share:			
Income from continuing operations	$ .95	$.63	$.66
Income from discontinued operations	$ .47	$.02	$.33
Net Income Applicable to Class A Common Stockholders	$1.42	$.65	$.99
Diluted Earnings Per Share:			
Per Common Share:			
Income from continuing operations	$ .83	$.55	$.58
Income from discontinued operations	$ .42	$.02	$.29
Net Income Applicable to Common Stockholders	$1.25	$.57	$.87
Per Class A Common Share:			
Income from continuing operations	$ .93	$.61	$.64
Income from discontinued operations	$ .46	$.02	$.32
Net Income Applicable to Class A Common Stockholders	$1.39	$.63	$.96
Dividends Per Share:			
Common	$ .83	$.81	$.80
Class A Common	$ .92	$.90	$.88

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended October 31,		
	2007	2006	2005
Cash Flows from Operating Activities:			
Net income	**$ 44,388**	$ 25,032	$ 30,985
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization from continuing operations	**13,442**	13,073	11,884
Depreciation and amortization from discontinued operations	**40**	170	516
Straight-line rent adjustments	**(889)**	(1,227)	(1,313)
Restricted stock compensation expense	**2,071**	2,007	1,617
Change in value of deferred compensation arrangement	**(9)**	71	305
Gains on sale of properties	**(11,385)**	—	(7,020)
Gain on repayment of mortgage note receivable	**—**	(102)	—
Minority interests	**161**	189	339
Increase (decrease) in tenant receivables	**1,435**	(1,507)	(1,605)
Decrease in accounts payable and accrued expenses	**(1,170)**	(2,391)	(151)
(Increase) decrease in other assets and other liabilities, net	**1,223**	116	(36)
Increase in restricted cash	**—**	(2)	(16)
Net Cash Flow Provided by Operating Activities	**49,307**	35,429	35,505
Cash Flows from Investing Activities:			
Redemption of marketable securities	**133**	561	255
Acquisitions of real estate investments	**(21,314)**	(16,628)	(71,710)
Acquisition of limited partner interests in consolidated joint ventures	**(2,849)**	—	(2,078)
Deposit on acquisition of real estate investment	**(424)**	—	—
Improvements to properties and deferred charges	**(8,098)**	(5,251)	(5,319)
Net proceeds from sales of properties	**13,200**	—	17,758
Distributions to limited partners of consolidated joint ventures	**(161)**	(189)	(339)
Payments received on mortgage notes receivable	**56**	765	85
Refund of escrow funds	**—**	613	—
Net Cash Flow (Used in) Investing Activities	**(19,457)**	(20,129)	(61,348)
Cash Flows from Financing Activities:			
Proceeds from revolving credit line borrowings	**14,200**	3,000	19,500
Repayments on revolving credit line borrowings	**(2,000)**	(3,000)	(19,500)
Net proceeds from issuance of Series D Preferred stock	**—**	—	59,380
Sales of additional shares of Common and Class A Common Stock	**809**	876	1,287
Principal repayments on mortgage notes payable	**(8,059)**	(7,445)	(4,173)
Dividends paid—Common and Class A Common Stock	**(23,723)**	(23,083)	(22,402)
Dividends paid—Preferred Stock	**(9,342)**	(9,342)	(7,009)
Repurchases of shares of Class A Common Stock	**(317)**	—	(686)
Net Cash Flow (Used in) Provided by Financing Activities	**(28,432)**	(38,994)	26,397
Net Increase (Decrease) in Cash and Cash Equivalents	**1,418**	(23,694)	554
Cash and Cash Equivalents at Beginning of Year	**2,800**	26,494	25,940
Cash and Cash Equivalents at End of Year	**$ 4,218**	$ 2,800	$ 26,494

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except shares and per share data)

	7.5% Series D Preferred Stock		Common Stock		Class A Common Stock		Additional Paid In Capital	Cumulative Distributions In Excess of Net Income	Accumulated Other Comprehensive Income	Unamortized Restricted Stock Compensation and Officer Note Receivable	Total Stock-holders' Equity
	Issued	Amount	Issued	Amount	Issued	Amount					
Balances—October 31, 2004	—	$ —	7,189,991	$72	18,649,008	$186	$264,680	$(36,581)	$472	$(7,055)	$221,774
Comprehensive Income:											
Net income applicable to Common and Class A common stockholders	—	—	—	—	—	—	—	23,976	—	—	23,976
Change in unrealized gains in marketable securities	—	—	—	—	—	—	—	—	27	—	27
Total comprehensive income											24,003
Cash dividends paid:											
Common stock ($0.80 per share)	—	—	—	—	—	—	—	(5,918)	—	—	(5,918)
Class A common stock ($0.88 per share)	—	—	—	—	—	—	—	(16,484)	—	—	(16,484)
Issuance of shares under dividend reinvestment plan	—	—	59,390	—	15,767	—	1,186	—	—	—	1,186
Shares issued under restricted stock plan	—	—	175,800	2	75,675	1	4,080	—	—	(4,083)	—
Amortization of restricted stock compensation and other adjustment	—	—	—	—	—	—	(125)	—	—	1,617	1,492
Exercise of stock options	—	—	7,750	—	6,750	—	100	—	—	—	100
Repurchases of Common and Class A common stock	—	—	(3,600)	—	(41,400)	—	(686)	—	—	—	(686)
Issuance of Series D Preferred Stock	2,450,000	61,250	—	—	—	—	(1,870)	—	—	—	59,380
Balances—October 31, 2005	2,450,000	61,250	7,429,331	74	18,705,800	187	267,365	(35,007)	499	(9,521)	284,847
Reversal of unamortized stock compensation upon adoption of SFAS No. 123R	—	—	—	—	—	—	(8,221)	—	—	8,221	—
Comprehensive Income:											
Net income applicable to Common and Class A common stockholders	—	—	—	—	—	—	—	15,690	—	—	15,690
Change in unrealized gains in marketable securities	—	—	—	—	—	—	—	—	119	—	119
Total comprehensive income											15,809
Cash dividends paid:											
Common stock ($0.81 per share)	—	—	—	—	—	—	—	(6,168)	—	—	(6,168)
Class A common stock ($0.90 per share)	—	—	—	—	—	—	—	(16,915)	—	—	(16,915)
Issuance of shares under dividend reinvestment plan	—	—	30,810	—	15,431	—	769	—	—	—	769
Exercise of stock options	—	—	9,500	—	4,500	—	107	—	—	—	107
Shares issued under restricted stock plan	—	—	165,800	2	79,050	1	(3)	—	—	—	—
Restricted stock compensation	—	—	—	—	—	—	2,007	—	—	—	2,007
Balances—October 31, 2006	2,450,000	61,250	7,635,441	76	18,804,781	188	262,024	(42,400)	618	(1,300)	280,456
Comprehensive Income:											
Net income applicable to Common and Class A common stockholders	—	—	—	—	—	—	—	35,046	—	—	35,046
Change in unrealized gains in marketable securities	—	—	—	—	—	—	—	—	(138)	—	(138)
Total comprehensive income											34,908
Cash dividends paid:											
Common stock ($0.83 per share)	—	—	—	—	—	—	—	(6,435)	—	—	(6,435)
Class A common stock ($0.92 per share)	—	—	—	—	—	—	—	(17,288)	—	—	(17,288)
Issuance of shares under dividend reinvestment plan	—	—	32,377	—	12,444	—	790	—	—	—	790
Exercise of stock options	—	—	—	—	1,953	—	17	—	—	—	17
Shares issued under restricted stock plan	—	—	105,800	1	70,300	—	—	—	—	—	1
Restricted stock compensation	—	—	—	—	—	—	2,071	—	—	—	2,071
Repurchase of Class A common stock	—	—	—	—	(21,200)	—	(317)	—	—	—	(317)
Forfeiture of restricted stock	—	—	—	—	(31,500)	—	—	—	—	—	—
Balances—October 31, 2007	2,450,000	$61,250	7,773,618	$77	18,836,778	$188	$264,585	$(31,077)	$480	$(1,300)	$294,203

The accompanying notes to consolidated financial statements are an integral part of these statements.

(1) ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Urstadt Biddle Properties Inc. ("Company"), a real estate investment trust ("REIT"), is engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States. The Company's major tenants include supermarket chains and other retailers who sell basic necessities. At October 31, 2007, the Company owned or had interests in thirty-nine properties containing a total of 3.7 million square feet of leasable area.

Principles of Consolidation and Use of Estimates

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and joint ventures in which the Company meets certain criteria of a sole general partner in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights." The Company has determined that such joint ventures should be consolidated into the consolidated financial statements of the Company. All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the disclosure of contingent assets and liabilities, the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the periods covered by the financial statements. The most significant assumptions and estimates related to the valuation of real estate, depreciable lives, revenue recognition and the collectibility of tenant and notes receivable. Actual results could differ from these estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Federal Income Taxes

The Company has elected to be treated as a REIT under Sections 856-860 of the Internal Revenue Code (Code). Under those sections, a REIT that among other things, distributes at least 90% of real estate trust taxable income and meets certain other qualifications prescribed by the Code will not be taxed on that portion of its taxable income that is distributed. The Company believes it qualifies as a REIT and has distributed all of its taxable income for the fiscal years through 2007 in accordance with the provisions of the Code. Accordingly, no provision has been made for Federal income taxes in the accompanying consolidated financial statements.

Real Estate Investments

All capitalizable costs related to the improvement or replacement of real estate properties are capitalized. Additions, renovations and improvements that enhance and/or extend the useful life of a property are also capitalized. Expenditures for ordinary maintenance, repairs and improvements that do not materially prolong the normal useful life of an asset are charged to operations as incurred.

Upon the acquisition of real estate properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and building improvements), and identified intangible assets and liabilities (consisting of above-market and below-market leases and in-place leases), in accordance with SFAS No. 141, "Business Combinations." The Company utilizes methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. The fair value of the tangible assets of an acquired property considers the value of the property "as-if-vacant." The fair value reflects the depreciated replacement cost of the asset. In allocating purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases are estimated based on the differences between (i) contractual rentals and the estimated market rents over the applicable lease term discounted back to the date of acquisition utilizing a discount rate adjusted for the credit risk associated with the respective tenants and (ii) the estimated cost of acquiring such leases giving effect to the Company's history of providing tenant improvements and paying leasing commissions, offset by a vacancy period during which such space would be leased. The aggregate value of in-place leases is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property "as-if-vacant," determined as set forth above.

Above and below market leases acquired are recorded at their fair value. The capitalized above-market lease values are amortized as a reduction of rental revenue over the remaining term of the respective leases and the capitalized below-market lease values are amortized as an increase to rental revenue over the remaining term of the respective leases. The value of in-place leases is based on the Company's evaluation of the specific characteristics of each tenant's lease. Factors considered include estimates of carrying costs during expected lease-up periods, current market conditions, and costs to execute similar leases.

The value of in-place leases is amortized over the remaining term of the respective leases. If a tenant vacates its space prior to its contractual expiration date, any unamortized balance of their related intangible asset is expensed.

Depreciation and Amortization

The Company uses the straight-line method for depreciation and amortization. Core and non-core properties are depreciated over the estimated useful lives of the properties, which range from 30 to 40 years. Property improvements are depreciated over the estimated useful lives that range from 10 to 20 years. Furniture and fixtures are depreciated over the estimated useful lives that range from 3 to 10 years. Tenant improvements are amortized over the shorter of the life of the related leases or their useful life.

Property Held for Sale

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 requires, among other things, that the assets and liabilities and the results of operations of the Company's properties that have been sold or otherwise qualify as held for sale be classified as discontinued operations and presented separately in the Company's consolidated financial statements. The Company classifies properties as held for sale that are under contract for sale and are expected to be sold within the next twelve months.

Deferred Charges

Deferred charges consist principally of leasing commissions (which are amortized ratably over the life of the tenant leases) and financing fees (which are amortized over the terms of the respective agreements). Deferred charges in the accompanying consolidated balance sheets are shown at cost, net of accumulated amortization of $2,708,000 and $2,595,000 as of October 31, 2007 and 2006, respectively.

Asset Impairment

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to aggregate future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value.

Revenue Recognition

Revenues from operating leases include revenues from core properties and non-core properties. Rental income is generally recognized based on the terms of leases entered into with tenants. In those instances in which the Company funds tenant improvements and the improvements are deemed to be owned by the Company, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Company determines that the tenant allowances are lease incentives, the Company commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. Minimum rental income from leases with scheduled rent increases is recognized on a straight-line basis over the lease term. At October 31, 2007 and 2006, approximately $10,078,000 and $9,278,000 has been recognized as straight-line rents receivable (representing the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases), all of which is included in tenant receivables in the accompanying consolidated financial statements. Percentage rent is recognized when a specific tenant's sales breakpoint is achieved. Property operating expense recoveries from tenants of common area maintenance, real estate taxes and other recoverable costs are recognized in the period the related expenses are incurred. Lease incentives are amortized as a reduction of rental revenue over the respective tenant lease terms. Lease termination amounts received by the Company from its tenants are recognized as income in the period received. Interest income is recognized as it is earned. Gains or losses on disposition of properties are recorded when the criteria for recognizing such gains or losses under generally accepted accounting principles have been met.

The Company provides an allowance for doubtful accounts against the portion of tenant receivables (including an allowance for future tenant credit losses of approximately 10% of the deferred straight-line rents receivable) which is estimated to be uncollectible. Such allowances are reviewed periodically. At October 31, 2007 and 2006, tenant receivables in the accompanying consolidated balance sheets are shown net of allowances for doubtful accounts of $1,946,000 and $1,561,000, respectively. During the years ended October 31, 2007, 2006 and 2005, the Company provided $539,000, $200,000 and $90,000, respectively, for uncollectible amounts, which is recorded in the accompanying consolidated statement of income as a reduction of rental revenue.

Cash Equivalents

Cash and cash equivalents consist of cash in banks and short-term investments with original maturities of less than three months.

Restricted Cash

Restricted cash consists of those tenant security deposits and replacement and other reserves required by agreement with certain of the Company's mortgage lenders for property level capital requirements that are required to be held in separate bank accounts.

Marketable Securities

Marketable securities consist of short-term investments and marketable equity securities. Short-term investments (consisting of investments with original maturities of greater than three months when purchased) and marketable equity securities are carried at fair value. The Company has classified marketable securities as available for sale. Unrealized gains and losses on available for sale securities are recorded as other comprehensive income in Stockholders' Equity. For the years ended October 31, 2006 and 2005, gains on sales of marketable securities, determined based on specific identification amounted to $122,000 and $70,000, respectively (none in fiscal 2007).

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes items that are otherwise recorded directly in stockholders' equity, such as unrealized gains or losses on marketable securities. At October 31, 2007 and 2006, other comprehensive income consists of net unrealized gains on marketable securities of $480,000 and $618,000, respectively. Unrealized gains included in other comprehensive income will be reclassified into earnings as gains are realized.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, tenant receivables, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair values because of the short term nature of these instruments.

The estimated fair value of mortgage notes receivable collateralized by real property is based on discounting the future cash flows at a year-end risk adjusted lending rate that the Company would utilize for loans of similar risk and duration. At October 31, 2007 and 2006, the estimated aggregate fair value of the mortgage notes receivable was $959,000 and $1,093,000, respectively.

The estimated fair value of mortgage notes payable was $94,780,000 and $105,600,000 at October 31, 2007 and 2006, respectively. The estimated fair value of mortgage notes payable is based on discounting the future cash flows at a year-end risk adjusted borrowing rate currently available to the Company for issuance of debt with similar terms and remaining maturities.

Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and tenant receivables. The Company places its cash and cash equivalents in excess of insured amounts with high quality financial institutions. The Company performs ongoing credit evaluations of its tenants and may require certain tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the terminal value of a tenant's lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with retenanting the space. There is no dependence upon any single tenant.

Earnings Per Share

The Company calculates basic and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share ("EPS") excludes the impact of dilutive shares and is computed by dividing net income applicable to Common and Class A Common stockholders by the weighted average number of Common shares and Class A Common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common shares or Class A Common shares were exercised or converted into Common shares or Class A Common shares and then shared in the earnings of the Company. Since the cash dividends declared on the Company's Class A Common stock are higher than the dividends declared on the Common Stock, basic and diluted EPS have been calculated using the "two-class" method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to the weighted average of the dividends declared, outstanding shares per class and participation rights in undistributed earnings.

The following table sets forth the reconciliation between basic and diluted EPS (in thousands):

	Year Ended October 31,		
	2007	2006	2005
Numerator			
Net income applicable to common stockholders—basic	$ 8,800	$ 3,871	$ 5,902
Effect of dilutive securities:			
Stock awards and operating partnership units	324	220	281
Net income applicable to common stockholders—diluted	$ 9,124	$ 4,091	$ 6,183
Denominator			
Denominator for basic EPS—weighted average common shares	6,845	6,662	6,566
Effect of dilutive securities:			
Stock awards and operating partnership units	448	482	446
Operating partnership units	—	55	55
Denominator for diluted EPS—weighted average common equivalent shares	7,293	7,199	7,067
Numerator			
Net income applicable to Class A common stockholders—basic	$26,246	$11,819	$18,074
Effect of dilutive securities:			
Stock awards and operating partnership units	(324)	—	58
Net income applicable to Class A common stockholders—diluted	$25,922	$11,819	$18,132
Denominator			
Denominator for basic EPS—weighted average Class A common shares	18,419	18,312	18,280
Effect of dilutive securities:			
Stock awards	275	306	314
Operating partnership units	—	55	246
Denominator for diluted EPS—weighted average Class A common equivalent shares	18,694	18,673	18,840

Stock-Based Compensation

Prior to fiscal 2005, the Company accounted for its stock-based compensation plans under the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related Interpretations. Effective November 1, 2005, the Company adopted the fair value recognition provisions of FASB Statement No. 123R, "Share-Based Payment" ("SFAS No. 123R"), using the modified-prospective-transition method. Under that transition method, compensation expense is recognized for all share-based payments granted subsequent to November 1, 2005, based on the fair value of the stock awards less estimated forfeitures. The fair value of stock awards is equal to the fair value of the Company's stock on the grant date.

Segment Reporting

The Company operates in one industry segment, ownership of commercial real estate properties which are located principally in the northeastern United States. The Company does not distinguish its property operations for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," which, among other things, provides guidance and establishes amended accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary. The Company is currently evaluating the impact of adopting the statement, which is effective for fiscal years beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," ("SFAS No. 141R") which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R, among other things, establishes principles and requirements for how an acquirer entity recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed (including intangibles) and any noncontrolling interests in the acquired entity. The Company is currently evaluating the impact of adopting the statement, which is effective for fiscal years beginning on or after December 15, 2008.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes from similar types of assets and liabilities. The Statement does not eliminate the disclosure requirements of other accounting standards, including requirements for disclosures about fair value measurements in SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," and SFAS No. 157. The Company is currently evaluating the impact of adopting the statement, which becomes effective for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. The Statement applies to accounting pronouncements that require or permit fair value measurements, except for share-based payments transactions under SFAS No. 123 and is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe adoption of SFAS No. 157 will have a material effect on its financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109" ("FIN No. 48"), that defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 is not expected to have an effect on the Company's consolidated financial statements.

(2) REAL ESTATE INVESTMENTS

The Company's investments in real estate, net of depreciation, were composed of the following at October 31, 2007 and 2006 (in thousands):

	Core Properties	Non-Core Properties	Mortgage Notes Receivable	2007 Totals	2006 Totals
Retail	$429,177	$ —	$1,305	$430,482	$411,047
Office	7,401	—	—	7,401	7,391
Industrial	—	726	—	726	904
Undeveloped Land	—	—	—	—	304
	$436,578	$726	$1,305	$438,609	$419,646

The Company's investments at October 31, 2007 consisted of equity interests in 39 properties, which are located in various regions throughout the United States and one mortgage note receivable. The Company's primary investment focus is neighborhood and community shopping centers located in the northeastern United States. These properties are considered core properties of the Company. The remaining properties are located outside of the northeastern United States and are considered non-core properties. Since a significant concentration of the Company's properties are in the northeast, market changes in this region could have an effect on the Company's leasing efforts and ultimately its overall results of operations. The following is a summary of the geographic locations of the Company's investments at October 31, 2007 and 2006 (in thousands):

	2007	2006
Northeast	$436,578	$415,664
Midwest	726	602
Southwest	1,305	3,380
	$438,609	$419,646

(3) CORE PROPERTIES

The components of core properties were as follows (in thousands):

	2007	2006
Land	$ 94,930	$ 90,532
Buildings and improvements	426,546	398,628
	521,476	489,160
Accumulated depreciation	(84,898)	(73,496)
	$436,578	$415,664

Space at the Company's core properties is generally leased to various individual tenants under short and intermediate-term leases which are accounted for as operating leases.

Minimum rental payments on non-cancelable operating leases totaling $333,862,000 become due as follows: 2008—$52,859,000; 2009—$48,388,000; 2010—$43,424,000; 2011—$38,812,000; 2012—$32,309,000 and thereafter—$118,070,000.

Certain of the Company's leases provide for the payment of additional rent based on a percentage of the tenant's revenues. Such additional percentage rents are included in operating lease income and were less than 1% of consolidated revenues in each of the three years ended October 31, 2007.

Owned Properties

In January 2007, the Company acquired a 10,100 square foot shopping center located in Monroe, Connecticut ("Monroe") for $3.8 million, including closing costs.

In April 2007, the Company acquired the Emerson Shopping Plaza ("Emerson"), a 92,000 square foot shopping center located in Emerson, New Jersey for a purchase price of approximately $17.5 million, including closing costs.

In January 2007, the Company entered into a lease with a wholesale club to lease approximately 107,000 square feet of space at The Dock Shopping Center, Stratford, Connecticut, subject to certain conditions. In connection with the new lease, the Company agreed to provide up to $6.75 million toward the costs of redeveloping the space that previously had been occupied by a tenant who, in a prior year, filed a petition in bankruptcy and vacated the space. As of October 31, 2007, the Company has approved payments totaling $6.1 million (of which $2.9 million is included in Accounts payable and accrued expenses in the accompanying consolidated balance sheet at October 31, 2007) toward the costs of redeveloping the space. The former tenant's lease obligations were guaranteed through 2016 by a corporate guarantor. The guarantor was released from its obligations in exchange for a payment of $6 million. The payment and release of guarantee were subject to certain conditions contained in the agreement. The conditions were satisfied on April 15, 2007 and the Company recorded the guarantee payment as income in fiscal 2007.

In May 2007, the Company acquired by contribution, a 20% economic interest in a general partnership that owns a retail/office property in Westchester County, New York. Simultaneously, the Company contributed one of its wholly-owned retail properties into a newly formed limited liability company ("LLC"). As a result of the contributions, the Company owns approximately 76% of the LLC, the accounts of which are included in the accompanying consolidated financial statements at October 31, 2007. The Company has recorded the non-controlling member's share of the net assets of the LLC of $546,000 in Minority Interests, in the accompanying October 31, 2007 consolidated balance sheet. The amount recorded for minority interest represents a non-cash investing activity and is therefore, not included in the accompanying 2007 consolidated statement of cash flows. The Company has among other things, guaranteed a preferential return to the other member of the LLC of $36,000 per annum.

In March 2006, the Company acquired three retail properties totaling 50,000 square feet of gross leasable space ("GLA") located in Pelham, New York and Queens, New York ("Pelham Properties"). The three properties were acquired for an aggregate purchase price of $16.6 million.

In fiscal 2005, the Company acquired The Dock Shopping Center ("The Dock") (269,000 square feet of GLA), for $51.1 million and Staples Plaza ("Staples Plaza") (200,000 square feet of GLA) for a purchase price of $28.5 million, including the assumption of a first mortgage loan at its estimated fair value of $8.5 million. The assumption of the mortgage loan represents a non-cash financing activity and is therefore not included in the accompanying 2005 consolidated statement of cash flows.

Upon the acquisition of real estate properties, the fair value of the real estate purchased is allocated to the acquired tangible assets, (consisting of land, buildings and building improvements) and identified intangible assets and liabilities (consisting of above-market and below-market leases and in-place leases), in accordance with SFAS No. 141, "Business Combinations." The Company utilizes methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. The fair value of the tangible assets of an acquired property considers the value of the property "as-if-vacant." The fair value reflects the depreciated replacement cost of the asset. In allocating purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases are estimated based on the differences between (i) contractual rentals and the estimated market rents over the applicable lease term discounted back to the date of acquisition utilizing a discount rate adjusted for the credit risk associated with the respective tenants and (ii) the estimated cost of acquiring such leases giving effect to the Company's history of providing tenant improvements and paying leasing commissions, offset by a vacancy period during which such space would be leased. The aggregate value of in-place leases is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property "as-if-vacant," determined as set forth above. The above-market and below-market lease intangibles are amortized to rental income over the remaining non-cancelable terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to the lease would be immediately recognized in operations.

During fiscal 2007, the Company completed its evaluation of the acquired leases at Monroe and Emerson. As a result of its evaluations, the Company has allocated a total of $676,000 to a liability associated with the net fair value assigned to the acquired leases at the properties, which amount represents a non-cash investing activity and is therefore not included in the accompanying 2007 consolidated statement of cash flows.

For the years ended October 31, 2007, 2006 and 2005, the net amortization of above-market and below-market leases amounted to $241,000, $211,000 and $449,000, respectively, which amounts are included in base rents in the accompanying consolidated statements of income.

In fiscal 2007, the Company incurred costs of approximately $8.1 million related to capital improvements to its properties and leasing costs.

Consolidated Joint Ventures

The Company is the general partner in a consolidated limited partnership which owns a shopping center. The limited partnership has a defined termination date of December 31, 2097. The partners are entitled to receive an annual cash preference payable from available cash of the partnership. Any unpaid preferences accumulate and are paid from future cash, if any. The limited partners' cash preferences are paid after the general partner's preferences are satisfied. The balance of available cash, if any, is distributed in accordance with the respective partner's interests. Upon liquidation of the partnership, proceeds from the sale of partnership assets are to be distributed in accordance with the respective partnership interests. The partners are not obligated to make any additional capital contributions to the partnership. The Company had retained an affiliate of one of the limited partners to provide management and leasing services to the property at an annual fee of $125,000 through June 2007. The limited partner interest is reflected in the accompanying consolidated financial statements as Minority Interests.

In August 2007, the Company purchased all of the limited partner interests in a consolidated partnership, in which the Company was the sole general partner for $2.8 million. As a result of the purchase, the partnership was terminated and the property is now directly owned by the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The FASB deferred the classification and measurement provisions of SFAS No. 150 that apply to certain mandatory redeemable non-controlling interests. This deferral is expected to remain in effect while these provisions are further evaluated by the FASB. The Company has one finite life joint venture which contains a mandatory redeemable non-controlling interest. At October 31, 2007, the estimated fair value of the minority interest was approximately $3.5 million. The joint venture has a termination date of December 31, 2097.

(4) NON-CORE PROPERTIES

At October 31, 2007, the non-core properties consist of two industrial properties located outside of the Northeast region of the United States. The Board of Directors has authorized management, subject to its approval of any contract for sale, to sell the non-core properties of the Company over a period of several years in furtherance of the Company's objectives to focus on northeast properties.

The components of non-core properties were as follows (in thousands):

	2007	2006
Land	$ 450	$ 943
Buildings and improvements	933	5,440
	1,383	6,383
Accumulated depreciation	(657)	(3,762)
	$ 726	$ 2,621

Minimum rental payments on non-cancelable operating leases of the non-core properties totaling $7,413,000 become due as follows: 2008—$1,840,000; 2009—$1,840,000; 2010—$1,840,000; 2011—$1,266,000; 2012—$627,000.

(5) DISCONTINUED OPERATIONS

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 requires, among other things, that the results of operations of properties sold or that otherwise qualify as held for sale be classified as discontinued operations and presented separately in the Company's consolidated financial statements.

In fiscal 2007, the Company sold a non-core retail property, in Tempe, Arizona, for a sale price of $13.2 million, resulting in a gain on sale of the property of approximately $11.4 million. In fiscal 2005, the Company sold two properties for a total sales price of $18.95 million and recorded combined gains on the sales of $7.0 million in fiscal 2005.

The operating results for the sold properties have been classified as discontinued operations in the accompanying consolidated financial statements. Revenues from discontinued operations were approximately $320,000, $747,000 and $2,500,000 for the years ended October 31, 2007, 2006 and 2005, respectively.

(6) MORTGAGE NOTE RECEIVABLE

At October 31, 2007, mortgage note receivable consisted of one fixed rate mortgage with a contractual interest rate of 9%. The mortgage note matures in 2013 and is secured by a retail property. Interest is recognized on the effective yield method. The mortgage note is recorded at a discounted amount which reflects the market interest rate at the time of acceptance of the note. At October 31, 2007, the remaining unamortized discount was $141,000.

At October 31, 2007, principal payments on the mortgage note receivable become due as follows: 2008—$90,000; 2009—$98,000; 2010—$108,000; 2011—$118,000; 2012—$129,000 and thereafter—$903,000.

(7) MORTGAGE NOTES PAYABLE AND BANK LINES OF CREDIT

At October 31, 2007, mortgage notes payable are due in installments over various periods to fiscal 2017 at effective rates of interest ranging from 5.52% to 7.78% and are collateralized by real estate investments having a net carrying value of $169,426,000.

Combined aggregate principal maturities of mortgage notes payable during the next five years and thereafter are as follows (in thousands):

	Scheduled Amortization	Principal Repayments	Total
2008	$ 1,775	$11,291	$13,066
2009	1,435	17,107	18,542
2010	1,134	5,155	6,289
2011	1,137	3,946	5,083
2012	1,005	3,791	4,796
Thereafter	5,122	43,384	48,506
	$11,608	$84,674	$96,282

At October 31, 2007, the Company had a secured revolving credit facility with a commercial bank (the "Secured Credit Facility") which provides for borrowings of up to $30 million. The Secured Credit Facility expires in April 2008 and is collateralized by first mortgage liens on two of the Company's properties. Interest on outstanding borrowings is at prime + 1/2% or LIBOR + 1.5%.

The Secured Credit Facility requires the Company to maintain certain debt service coverage ratios during its term. The Company pays an annual fee of 0.25% on the unused portion of the Secured Credit Facility. The Secured Credit Facility is available to fund acquisitions, capital expenditures, mortgage repayments, working capital and other general corporate purposes.

The Company had outstanding borrowings under the secured credit line of $12.2 million at October 31, 2007 (there were no outstanding borrowings on October 31, 2006).

On October 24, 2007, the Company signed a commitment letter with a major commercial bank to act as administrative agent and sole lead arranger of a $50 million senior unsecured revolving credit facility (the "Facility"). The Facility is to be used for working capital, general corporate and other purposes. The entering into and closing of the facility is subject to certain terms, conditions and covenants customary for facilities of this type including negotiation of a definitive credit agreement with the bank.

Interest paid in the years ended October 31, 2007, 2006 and 2005 was approximately $7.8 million, $8.5 million and $8.5 million, respectively.

(8) Redeemable Preferred Stock

The 8.99% Series B Senior Cumulative Preferred Stock ("Series B Preferred Stock") and 8.50% Series C Senior Cumulative Preferred Stock ("Series C Preferred Stock") have no stated maturity, are not subject to any sinking fund or mandatory redemption and are not convertible into other securities or property of the Company. Commencing January 2008 (Series B Preferred Stock) and May 2010 (Series C Preferred Stock), the Company, at its option, may redeem the preferred stock issues, in whole or in part, at a redemption price of $100 per share, plus all accrued dividends. Upon a change in control of the Company (as defined), each holder of Series B Preferred Stock and Series C Preferred Stock has the right, at such holder's option, to require the Company to repurchase all or any part of such holder's stock for cash at a repurchase price of $100 per share, plus all accrued and unpaid dividends.

As the holders of the Series B Preferred Stock and Series C Preferred Stock only have a contingent right to require the Company to repurchase all or part of such holders' shares upon a change of control of the Company (as defined), the Series B Preferred Stock and Series C Preferred Stock are classified as redeemable equity instruments since a change in control is not certain to occur.

The Series B Preferred Stock and Series C Preferred Stock contain covenants that require the Company to maintain certain financial coverages relating to fixed charge and capitalization ratios. Shares of both Preferred Stock series are non-voting; however, under certain circumstances (relating to non-payment of dividends or failure to comply with the financial covenants) the preferred stockholders will be entitled to elect two directors. The Company was in compliance with such covenants at October 31, 2007 and 2006.

The Company is authorized to issue up to 20,000,000 shares of Preferred Stock. At October 31, 2007 and 2006, the Company had issued and outstanding 150,000 shares of Series B Preferred Stock, 400,000 shares of Series C Preferred Stock and 2,450,000 shares of Series D Senior Cumulative Preferred Stock (Series D Preferred Stock) (see Note 9).

(9) Stockholders' Equity

The Series D Preferred Stock has no maturity and is not convertible into any other security of the Company. The Series D Preferred Stock is redeemable at the Company's option on or after April 12, 2010 at a price of $25.00 per share plus accrued and unpaid dividends. Underwriting commissions and costs incurred in connection with the sale of the Series D Preferred Stock are reflected as a reduction of additional paid in capital.

The Class A Common Stock entitles the holder to 1/20 of one vote per share. The Common Stock entitles the holder to one vote per share. Each share of Common Stock and Class A Common Stock have identical rights with respect to dividends except that each share of Class A Common Stock will receive not less than 110% of the regular quarterly dividends paid on each share of Common Stock.

The Company has a Dividend Reinvestment and Share Purchase Plan as amended (the "DRIP"), that permits stockholders to acquire additional shares of Common Stock and Class A Common Stock by automatically reinvesting dividends. During fiscal 2007, the Company issued 32,377 shares of Common Stock and 12,444 shares of Class A Common Stock (30,810 shares of Common Stock and 15,431 shares of Class A Common Stock in fiscal 2006) through the DRIP. As of October 31, 2007, there remained 177,330 shares of common stock and 481,586 shares of Class A Common Stock available for issuance under the DRIP.

The Company has a stockholder rights agreement that expires on November 12, 2008. The rights are not currently exercisable. When they are exercisable, the holder will be entitled to purchase from the Company one one-hundredth of a share of a newly established Series A Participating Preferred Stock at a price of $65 per one one-hundredth of a preferred share, subject to certain adjustments. The distribution date for the rights will occur 10 days after a person or group either acquires or obtains the right to acquire 10% ("Acquiring Person") or more of the combined voting power of the Company's common shares, or announces an offer, the consummation of which would result in such person or group owning 30% or more of the then outstanding common shares. Thereafter, shareholders other than the Acquiring Person will be entitled to purchase original common shares of the Company having a value equal to two times the exercise price of the right.

If the Company is involved in a merger or other business combination at any time after the rights become exercisable, and the Company is not the surviving corporation or 50% or more of the Company assets are sold or transferred, the rights agreement provides that the holder other than the Acquiring Person will be entitled to purchase a number of shares of common stock of the acquiring company having a value equal to two times the exercise price of each right.

The Company's articles of incorporation provide that if any person acquires more than 7.5% of the aggregate value of all outstanding stock, except, among other reasons, as approved by the Board of Directors, such shares in excess of this limit automatically shall be exchanged for an equal number of shares of Excess Stock. Excess Stock has limited rights, may not be voted and is not entitled to any dividends.

In fiscal 2005, the Board of Directors of the Company approved a stock repurchase program for the repurchase of up to 500,000 shares of Common Stock and Class A Common Stock in the aggregate. During fiscal 2007, the Company repurchased 21,200 shares of Class A Common Stock at an aggregate cost of $317,500. As of October 31, 2007, the Company had repurchased 3,600 shares of Common Stock and 62,600 shares of Class A Common Stock under the stock repurchase program.

(10) STOCK COMPENSATION AND OTHER BENEFIT PLANS

Restricted Stock Plan

The Company has a restricted stock plan (the "Plan") for key employees and directors of the Company. The Plan, as amended, permits the grant of up to 2,000,000 shares of the Company's common equity consisting of 350,000 Common shares, 350,000 Class A Common shares and 1,300,000 shares, which at the discretion of the Company's compensation committee, may be awarded in any combination of Class A Common shares or Common shares.

Prior to November 1, 2005, the grant date fair value of nonvested restricted stock awards was expensed over the explicit stock award vesting periods. Such awards provided for continued vesting after retirement. Upon adoption of SFAS No. 123R, the Company changed its policy for recognizing compensation expense for restricted stock awards to the earlier of the explicit vesting period or the date a participant first becomes eligible for retirement. For nonvested restricted stock awards granted prior to the adoption of SFAS No.123R, the Company continues to recognize compensation expense over the explicit vesting periods and accelerates any remaining unrecognized compensation cost when a participant actually retires.

Had compensation expense for nonvested restricted stock awards issued prior to November 1, 2005 been determined based on the date a participant first becomes eligible for retirement, the Company's income from continuing operations in the three year period ended October 31, 2007 would have been as follows (amounts in thousands, except per share):

	Year Ended October 31,		
	2007	2006	2005
Income from continuing operations, as reported	**$23,409**	$15,202	$15,959
Adjustment to compensation expense had SFAS No. 123R been adopted prior to November 1, 2005	**428**	551	(732)
Pro forma income from continuing operations	**$23,837**	$15,753	$15,227
Pro forma earnings per share from continuing operations:			
Basic:			
Common share	**$.87**	$.58	$.57
Class A Common share	**$.97**	$.65	$.63
Diluted:			
Common share	**$.85**	$.57	$.56
Class A Common share	**$.94**	$.64	$.62

Consistent with the provisions of APB No. 25, the Company recorded the fair value of nonvested restricted stock grants and an offsetting unamortized restricted stock compensation amount within stockholders' equity. Under SFAS No. 123R, an equity instrument is not considered to be issued until the instrument vests. Accordingly, the Company reversed $8,221,000 of unamortized restricted stock compensation and additional paid in capital included in stockholders' equity as of November 1, 2005 representing the nonvested portions of restricted stock grants awarded prior to the effective date of SFAS No. 123R resulting in no net impact on the balance of total stockholders' equity.

In January 2007, the Company awarded 105,800 shares of Common Stock and 70,300 shares of Class A Common Stock to participants in the Plan. The grant date fair value of restricted stock grants awarded to participants was $3.2 million. As of October 31, 2007, there remained a total of $10.7 million of unrecognized restricted stock compensation related to outstanding nonvested restricted stock grants awarded under the Plan at that date. Restricted stock compensation is expected to be expensed over a remaining weighted average period of eight years. For the years ended October 31, 2007, 2006 and 2005, amounts charged to compensation expense totaled $2,071,000, $2,007,000 and $1,617,000, respectively.

A summary of the status of the Company's nonvested restricted stock awards as of October 31, 2007, and changes during the year ended October 31, 2007 are presented below:

	Common Shares		Class A Common Shares	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Nonvested at November 1, 2006	939,975	$13.10	465,975	$12.46
Granted	105,800	$17.55	70,300	$19.09
Vested	(148,375)	$ 9.42	(81,425)	$ 8.51
Forfeited	—	$ —	(31,500)	$15.94
Nonvested at October 31, 2007	897,400	$14.16	423,350	$13.90

Stock Option Plan

Prior to December 2006, the Company had a stock option plan whereby shares of Common Stock and Class A Common Stock were reserved for issuance to key employees and Directors of the Company. In December 2006, the Board of Directors approved the termination of the stock option plan. There were no grants of stock options in each of the three years ended October 31, 2007. At October 31, 2007, there were outstanding stock options to purchase 5,932 shares of Common Stock and 5,906 shares of Class A Common Stock.

In connection with the exercise of stock options in a prior year, an officer of the Company executed a full recourse promissory note equal to the purchase price of the shares. At October 31, 2007 and 2006, the outstanding balance of the officer's note receivable totaled $1,300,000. The outstanding note matures in 2012 and bears interest at 6.78%. The shares are pledged as additional collateral for the note. Interest is payable quarterly. The note was fully repaid in December 2007.

Profit Sharing and Savings Plan

The Company has a profit sharing and savings plan (the "401K Plan"), which permits all eligible employees to defer a portion of their compensation in accordance with the Internal Revenue Code. Under the 401K Plan, the Company may make discretionary contributions on behalf of eligible employees. For the years ended October 31, 2007, 2006 and 2005, the Company made contributions to the 401K Plan of $140,000, $149,000 and $135,000, respectively. The Company also has an Excess Benefits and Deferred Compensation Plan that allows eligible employees to defer benefits in excess of amounts provided under the Company's 401K Plan and a portion of the employee's current compensation.

(11) COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any, that ultimately may result from such legal actions are not expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

At October 31, 2007, the Company had commitments of approximately $765,000 for tenant related obligations.

The Company has an outstanding letter of credit of $144,658 that expired in December 2007.

(12) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended October 31, 2007 and 2006 are as follows (in thousands, except per share data):

	Year Ended October 31, 2007				Year Ended October 31, 2006			
	Quarter Ended				Quarter Ended			
	Jan 31	Apr 30	July 31	Oct 31	Jan 31	Apr 30	July 31	Oct 31
Revenues (1)	$19,310	$25,163	$19,138	$18,269	$18,275	$18,290	$17,795	$17,942
Income from Continuing Operations	$ 7,149	$12,624	$ 6,519	$ 6,459	$ 6,353	$ 5,970	$ 5,758	$ 6,463
Net Income	$ 7,149	$24,168	$ 6,519	$ 6,552	$ 6,470	$ 6,094	$ 5,882	$ 6,586
Preferred Stock Dividends	(2,336)	(2,335)	(2,336)	(2,335)	(2,336)	(2,335)	(2,336)	(2,335)
Net Income Applicable to Common and Class A Common Stockholders (2)	$ 4,813	$21,833	$ 4,183	$ 4,217	$ 4,134	$ 3,759	$ 3,546	$ 4,251
Per Share Data:								
Net Income from Continuing Operations—Basic:								
Class A Common Stock	$.20	$.42	$.17	$.16	$.17	$.15	$.14	$.17
Common Stock	$.18	$.38	$.15	$.15	$.15	$.13	$.13	$.15
Net Income from Continuing Operations—Diluted:								
Class A Common Stock	$.19	$.41	$.17	$.16	$.16	$.15	$.14	$.16
Common Stock	$.17	$.37	$.15	$.14	$.15	$.13	$.12	$.15

(1) Includes settlement of lease guarantee obligation of $6 million in quarter ended April 30, 2007.
(2) Includes gains on sales of properties of $11.4 million in quarter ended April 30, 2007.

(13) SUBSEQUENT EVENTS

On December 12, 2007, the Board of Directors of the Company declared cash dividends of $0.2150 for each share of Common Stock and $0.2375 for each share of Class A Common Stock. The dividends are payable on January 18, 2008 to stockholders of record on January 4, 2008. The Board of Directors also ratified the actions of the Company's compensation committee authorizing the awards of 170,000 shares of Common Stock and 54,500 shares of Class A Common Stock to certain key officers and directors of the Company on January 2, 2008 pursuant to the Company's restricted stock plan. The fair value of the shares awarded totaling $3.3 million will be charged to expense over the respective vesting periods.

In November 2007, the Company acquired a retail property containing approximately 20,000 square feet of GLA for a cash purchase price of $6.3 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Urstadt Biddle Properties Inc.

We have audited the accompanying consolidated balance sheets of Urstadt Biddle Properties Inc. (the "Company") as of October 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended October 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Urstadt Biddle Properties Inc. at October 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the two years in the period ended October 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2007 based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 10, 2008 expressed an unqualified opinion thereon.

New York, New York
January 10, 2008

PKF
Certified Public Accountants
A Professional Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Urstadt Biddle Properties Inc.

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of Urstadt Biddle Properties Inc. (the "Company") for the year ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of Urstadt Biddle Properties Inc.'s operations and its cash flows for the year ended October 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 12, 2006, except for Note 5,
as to which the date is January 10, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this report.

Forward-Looking Statements

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this report that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Any such statements are not guarantees of future performance and actual results or developments may differ materially from those anticipated in the forward-looking statements.

Executive Summary

The Company, a REIT, is a fully integrated, self-administered real estate company, engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States. Other real estate assets include office and industrial properties. The Company's major tenants include supermarket chains and other retailers who sell basic necessities. At October 31, 2007, the Company owned or had interests in thirty-nine properties containing a total of 3.7 million square feet of GLA of which approximately 96% was leased.

The Company derives substantially all of its revenues from rents and operating expense reimbursements received pursuant to long-term leases and focuses its investment activities on community and neighborhood shopping centers, anchored principally by regional supermarket chains. The Company believes, because of the need of consumers to purchase food and other staple goods and services generally available at supermarket-anchored shopping centers, that the nature of its investments provide for relatively stable revenue flows even during difficult economic times. Primarily as a result of recent property acquisitions, the Company's financial data shows increases in total revenues and expenses from period to period.

The Company focuses on increasing cash flow, and consequently the value of its properties, and seeks continued growth through strategic re-leasing, renovations and expansion of its existing properties and selective acquisition of income producing properties, primarily neighborhood and community shopping centers in the northeastern part of the United States.

Key elements of the Company's growth strategies and operating policies are to:

- Acquire neighborhood and community shopping centers in the northeastern part of the United States with a concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey
- Hold core properties for long-term investment and enhance their value through regular maintenance, periodic renovation and capital improvement
- Selectively dispose of non-core and underperforming properties and re-deploy the proceeds into properties located in the northeast region
- Increase property values by aggressively marketing available GLA and renewing existing leases
- Renovate, reconfigure or expand existing properties to meet the needs of existing or new tenants
- Negotiate and sign leases which provide for regular or fixed contractual increases to minimum rents
- Control property operating and administrative costs

Critical Accounting Policies

Critical accounting policies are those that are both important to the presentation of the Company's financial condition and results of operations and require management's most difficult, complex or subjective judgments. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of the Company's accounting policies included in Note 1 to the consolidated financial statements of the Company.

Revenue Recognition

The Company records base rents on a straight-line basis over the term of each lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in tenant receivables on the accompanying balance sheets. Most leases contain provisions that require tenants to reimburse a pro-rata share of real estate taxes and certain common area expenses. Adjustments are also made throughout the year to tenant receivables and the related cost recovery income based upon the Company's best estimate of the final amounts to be billed and collected.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is established based on a quarterly analysis of the risk of loss on specific accounts. The analysis places particular emphasis on past-due accounts and considers information such as the nature and age of the receivables, the payment history of the tenants or other debtors, the financial condition of the tenants and any guarantors and management's assessment of their ability to meet their lease obligations, the basis for any disputes and the status of related negotiations, among other things. Management's estimate of the required allowance is subject to revision as these factors change and is sensitive to the effects of economic and market conditions on tenants, particularly those at retail properties. Estimates are used to establish reimbursements from tenants for common area maintenance, real estate tax and insurance costs. The Company analyzes the balance of its estimated accounts receivable for real estate taxes, common area maintenance and insurance for each of its properties by comparing actual recoveries versus actual expenses and any actual write-offs. Based on its analysis, the Company may record an additional amount in its allowance for doubtful accounts related to these items. It is also the Company's policy to maintain an allowance of approximately 10% of the deferred straight-line rents receivable balance for future tenant credit losses.

Real Estate

Land, buildings, property improvements, furniture/fixtures and tenant improvements are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

The amounts to be capitalized as a result of an acquisition and the periods over which the assets are depreciated or amortized are determined based on estimates as to fair value and the allocation of various costs to the individual assets. The Company allocates the cost of an acquisition based upon the estimated fair value of the net assets acquired. The Company also estimates the fair value of intangibles related to its acquisitions. The valuation of the fair value of intangibles involves estimates related to market conditions, probability of lease renewals and the current market value of in-place leases. This market value is determined by considering factors such as the tenant's industry, location within the property and competition in the specific region in which the property operates. Differences in the amount attributed to the intangible assets can be significant based upon the assumptions made in calculating these estimates.

The Company is required to make subjective assessments as to the useful life of its properties for purposes of determining the amount of depreciation. These assessments have a direct impact on the Company's net income.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-40 years
Property Improvements	10-20 years
Furniture/Fixtures	3-10 years
Tenant Improvements	Shorter of lease term or useful life

Asset Impairment

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property value is considered impaired when management's estimate of current and projected operating cash flows (undiscounted and without interest) of the property over its remaining useful life is less than the net carrying value of the property. Such cash flow projections consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss is measured as the excess of the net carrying amount of the property over the fair value of the asset. Changes in estimated future cash flows due to changes in the Company's plans or market and economic conditions could result in recognition of impairment losses which could be substantial. Management does not believe that the value of any of its rental properties is impaired at October 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

At October 31, 2007, the Company had unrestricted cash and cash equivalents of $4.2 million compared to $2.8 million at October 31, 2006. The Company's sources of liquidity and capital resources include its cash and cash equivalents, proceeds from bank borrowings and long-term mortgage debt, capital financings and sales of real estate investments. Payments of expenses related to real estate operations, debt service, management and professional fees, and dividend requirements place demands on the Company's short-term liquidity.

Cash Flows

The Company expects to meet its short-term liquidity requirements primarily by generating net cash from the operations of its properties. The Company believes that its net cash provided by operations will be sufficient to fund its short-term liquidity requirements for fiscal 2008 and to meet its dividend requirements necessary to maintain its REIT status. In fiscal 2007, 2006 and 2005, net cash flow provided by operations amounted to $49.3 million, $35.4 million and $35.5 million, respectively. Cash dividends paid on common and preferred shares increased to $33.1 million in fiscal 2007 compared to $32.4 million in fiscal 2006 and $29.4 million in fiscal 2005.

The Company expects to continue paying regular dividends to its stockholders. These dividends will be paid from operating cash flows which are expected to increase due to property acquisitions and growth in operating income in the existing portfolio and from other sources. The Company derives substantially all of its revenues from base rents under existing leases at its properties. The Company's operating cash flow therefore depends on the rents that it is able to charge to its tenants, and the ability of its tenants to make rental payments. The Company believes that the nature of the properties in which it typically invests—primarily grocery-anchored neighborhood and community shopping centers—provides a more stable revenue flow in uncertain economic times, in that consumers still need to purchase basic staples and convenience items. However, even in the geographic areas in which the Company owns properties, general economic downturns may adversely impact the ability of the Company's tenants to make lease payments and the Company's ability to re-lease space as leases expire. In either of these cases, the Company's cash flow could be adversely affected.

Net Cash Flows From:

Operating Activities

Net cash flows provided by operating activities amounted to $49.3 million in fiscal 2007, compared to $35.4 million in fiscal 2006 and $35.5 million in fiscal 2005. The changes in operating cash flows were primarily due to increases in the net operating results generated from the Company's properties and operating cash flows from new properties acquired during those periods and in 2007, the receipt of a $6 million settlement of a lease guarantee obligation.

Investing Activities

Net cash flows used in investing activities were $19.5 million in fiscal 2007, $20.1 million in fiscal 2006 and $61.3 million in fiscal 2005. The net cash flows in each of these years were principally due to the acquisition of properties consistent with the Company's strategic plan to acquire properties in the northeast and the acquisition of limited partner interests in consolidated joint ventures. The Company acquired two properties in fiscal 2007, three retail properties in fiscal 2006 and two shopping centers in fiscal 2005. In fiscal 2007, the Company also acquired the remaining limited partnership interest in its Eastchester property for $2.8 million. In fiscal 2007, the Company sold one property for $13.2 million and two properties in fiscal 2005 for $17.8 million. Sale proceeds were used to purchase additional properties in the northeast. The Company also invests in its properties and regularly pays for capital expenditures for property improvements, tenant costs and leasing commissions.

Financing Activities

Net cash flows used in financing activities were $28.4 million in fiscal 2007 and $39.0 million in fiscal 2006. Net cash flows provided by financing activities in fiscal 2005 were $26.4 million and reflect net proceeds of $59.4 million from the sale of a new issue of Series D preferred stock in that year. Net cash flows used in financing activities in each of the fiscal years 2007, 2006 and 2005 reflect distributions to its shareholders each year of $33.1 million in fiscal 2007, $32.4 million in fiscal 2006 and $29.4 million in fiscal 2005. The Company also borrowed funds under its revolving credit line facility in each of the three years ended October 31, 2007 primarily to finance the purchase of property or for working capital during the periods.

Capital Resources

The Company expects to fund its long-term liquidity requirements such as property acquisitions, repayment of indebtedness and capital expenditures through other long-term indebtedness (including indebtedness assumed in acquisitions), proceeds from sales of properties and/or the issuance of equity securities. The Company believes that these sources of capital will continue to be available to it in the future to fund its long-term capital needs; however, there are certain factors that may have a material adverse effect on its access to capital sources. The Company's ability to incur additional debt is dependent upon its existing leverage, the value of its unencumbered assets and borrowing limitations imposed by existing lenders. The Company's ability to raise funds through sales of equity securities is dependent on, among other things, general market conditions for REITs, market perceptions about the Company and its stock price in the market. The Company's ability to sell properties in the future to raise cash will be dependent upon market conditions at the time of sale.

Financings and Debt

The Company is exposed to interest rate risk primarily through its borrowing activities. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and the Company's future financing requirements. Mortgage notes payable of $96.3 million consist of fixed rate mortgage loan indebtedness with a weighted average interest rate of 6.1% at October 31, 2007. The mortgage loans are secured by fifteen properties with a net book value of $169 million and have fixed rates of interest ranging from 5.52% to 7.78%. The Company made principal payments of $8.1 million (including the repayment of $5.6 million in mortgages that matured) in fiscal 2007 compared to $7.4 million (including the repayment of $4.975 million in mortgages that matured) in fiscal 2006 and $4.2 million in fiscal 2005. The Company may refinance its mortgage loans, at or prior to scheduled maturity, through replacement mortgage loans. The ability to do so, however, is dependent upon various factors, including the income level of the properties, interest rates and credit conditions within the commercial real estate market. Accordingly, there can be no assurance that such refinancings can be achieved.

In fiscal 2007, the Company entered into an agreement with a bank to extend the non-recourse mortgage note payable on the Ridgeway Shopping Center in Stamford, Connecticut with an outstanding principal balance of approximately $52.5 million for a 10-year term and reset the fixed interest rate from 7.54% to 5.52% commencing October 1, 2007.

At October 31, 2007, the Company had a secured revolving credit facility with a commercial bank (the "Secured Credit Facility") which provides for borrowings of up to $30 million. The Secured Credit Facility expires in April 2008 and is collateralized by first mortgage liens on two of the Company's properties. Interest on outstanding borrowings is at prime + 1/2% or LIBOR + 1.5%. The Secured Credit Facility requires the Company to maintain certain debt service coverage ratios during its term. The Company pays an annual fee of 0.25% on the unused portion of the Secured Credit Facility. The Secured Credit Facility is available to fund acquisitions, capital expenditures, mortgage repayments, working capital and other general corporate purposes. During fiscal 2007, the Company borrowed $14.2 million and repaid $2.0 million and had outstanding variable rate borrowings of $12.2 million at October 31, 2007 at interest rates ranging from 6.39% to 6.68%. There were no variable rate borrowings outstanding at October 31, 2006. During fiscal 2006, the Company borrowed and repaid $3 million under the secured credit line. Prior to June 2006, the Company also had a $30 million unsecured line of credit ("Unsecured Credit Line") arrangement with the same bank. During 2006, the Company terminated the Unsecured Credit Line. There were no borrowings outstanding on this credit line at the date of termination.

On October 24, 2007, the Company signed a commitment letter with a major commercial bank to act as administrative agent and sole lead arranger of a $50 million senior unsecured revolving credit facility (the "Facility"). The Facility is to be used for working capital, general corporate and other purposes. The Facility will contain certain terms, conditions and covenants customary for facilities of this type. The entering into and closing of the Facility is subject to certain conditions including negotiation of a definitive credit agreement with the bank.

Contractual Obligations

The Company's contractual payment obligations as of October 31, 2007 were as follows (amounts in thousands):

	Payments Due by Period						
	Total	2008	2009	2010	2011	2012	There-after
Mortgage notes payable	$96,282	$13,066	$18,542	$6,289	$5,083	$4,796	$48,506
Tenant obligations*	765	765	—	—	—	—	—
Total Contractual Obligations	$97,047	$13,831	$18,542	$6,289	$5,083	$4,796	$48,506

*Committed tenant-related obligations based on executed leases as of October 31, 2007.

The Company has various standing or renewable service contracts with vendors related to its property management. In addition, the Company also has certain other utility contracts entered into in the ordinary course of business which may extend beyond one year, which vary based on usage. These contracts include terms that provide for cancellation with insignificant or no cancellation penalties. Contract terms are generally one year or less.

Off-Balance Sheet Arrangements

During the years ended October 31, 2007 and 2006, the Company did not have any material off-balance sheet arrangements.

Capital Expenditures

The Company invests in its existing properties and regularly incurs capital expenditures in the ordinary course of business to maintain its properties. The Company believes that such expenditures enhance the competitiveness of its properties. In fiscal 2007, the Company paid approximately $8.1 million for property improvements, (including $3.2 million for the redevelopment of a tenant space at The Dock Shopping Center in Stratford, Connecticut (see below)) tenant improvement and leasing commission costs. The amounts of these expenditures can vary significantly depending on tenant negotiations, market conditions and rental rates. The Company expects to incur approximately $7.2 million for anticipated capital improvements and leasing costs in fiscal 2008. These expenditures are expected to be funded from operating cash flows or bank borrowings.

Acquisitions and Significant Property Transactions

The Company seeks to acquire properties which are primarily shopping centers located in the northeastern part of the United States with a concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey.

In January 2007, the Company acquired a 10,100 square foot shopping center located in Monroe, Connecticut ("Monroe") for $3.8 million including closing costs.

In April 2007, the Company acquired the Emerson Shopping Plaza ("Emerson"), a 92,000 square foot shopping center located in Emerson, New Jersey for a purchase price of approximately $17.5 million, including closing costs.

In August 2007, the Company purchased all of the limited partner operating partnership units (OPU's) in a consolidated partnership that owned The Shoppes at Eastchester, in Eastchester, New York for $2.8 million. Prior to the purchase the Company was the sole general partner in the partnership. As a result of the purchase, the partnership terminated and the property is now directly owned by the Company.

In January 2007, the Company entered into a lease with a wholesale club to lease approximately 107,000 square feet of space at The Dock Shopping Center, Stratford, Connecticut, subject to certain conditions. In connection with the new lease, the Company agreed to provide up to $6.75 million toward the costs of redeveloping the space that previously had been occupied by a tenant who, in a prior year, filed a petition in bankruptcy and vacated the space. The former tenant's lease obligation was guaranteed through 2016 by a corporate guarantor previously affiliated with the former tenant. In February 2007, the Company executed a settlement agreement with the guarantor whereby the guarantor was released from its obligations in exchange for a payment to the Company of $6 million that was received this year.

In May 2007, the Company formed a limited liability company ("LLC") to acquire by contribution, a 20% economic interest in a general partnership which owns a retail/office property in Westchester County, New York. Simultaneously, the Company contributed one of its wholly-owned retail properties in Westchester County, New York into the LLC. As a result of the contributions, the Company owns approximately 76% of the LLC, the accounts of which are included in the accompanying consolidated financial statements at October 31, 2007. The Company has recorded the non controlling member's share of the net assets of the LLC of $546,000 in minority interests, in the accompanying October 31, 2007 consolidated balance sheet. The Company has, among other things, guaranteed a preferential return to the other member of the LLC of $36,000 per annum.

In fiscal 2006, the Company acquired three retail properties totaling 50,000 square feet of GLA at an aggregate purchase price of $16.6 million.

In fiscal 2005, the Company purchased Staples Plaza, a 200,000 square foot shopping center in Yorktown, New York for $28.5 million, including the assumption of a first mortgage loan at its estimated fair value of $8.5 million. The Company also purchased The Dock, a 269,000 square feet of GLA shopping center located in Stratford, Connecticut for $51.1 million.

Sales of Properties

In fiscal 2007, the Company sold its Tempe, Arizona property for a sale price of $13.2 million. The proceeds were used to complete the acquisition of the Emerson, New Jersey property. The Company recorded a gain on sale of approximately $11.4 million.

In fiscal 2005, the Company sold its Farmingdale, New York property for a sale price of $9.75 million. The proceeds were used to complete the acquisition of The Dock. The Company recorded a gain on the sale of approximately $5.6 million. The Company also sold in fiscal 2005 an office building in Southfield, Michigan for a sale price of $9.2 million and recorded a gain on the sale of $1.4 million.

NON-CORE PROPERTIES

In a prior year, the Company's Board of Directors expanded and refined the strategic objectives of the Company to refocus its real estate portfolio into one of self-managed retail properties located in the northeast and authorized the sale of the Company's non-core properties in the normal course of business over a period of several years. The non-core properties consist of two distribution service facilities (both of which are located outside of the northeast region of the United States).

The Company intends to sell its remaining non-core properties as opportunities become available. The Company's ability to generate cash from asset sales is dependent upon market conditions and will be limited if market conditions make such sales unattractive. In fiscal 2007, the Company sold a non-core property for $13.2 million and recorded a gain on sale of the property of $11.4 million. There were no sales of non-core properties in fiscal 2006. At October 31, 2007, the two remaining non-core properties have a net book value of approximately $726,000.

FUNDS FROM OPERATIONS

The Company considers Funds from Operations ("FFO") to be an additional measure of an equity REIT's operating performance. The Company reports FFO in addition to its net income applicable to common stockholders and net cash provided by operating activities. Management has adopted the definition suggested by The National Association of Real Estate Investment Trusts ("NAREIT") and defines FFO to mean net income (computed in accordance with generally accepted accounting principles ("GAAP") excluding gains or losses from sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated joint ventures.

Management considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of its real estate assets diminishes predictably over time and industry analysts have accepted it as a performance measure. FFO is presented to assist investors in analyzing the performance of the Company. It is helpful as it excludes various items included in net income that are not indicative of the Company's operating performance, such as gains (or losses) from sales of property and depreciation and amortization.

However, FFO:

- does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income); and
- should not be considered an alternative to net income as an indication of the Company's performance.

FFO as defined by us may not be comparable to similarly titled items reported by other real estate investment trusts due to possible differences in the application of the NAREIT definition used by such REITs. The table below provides a reconciliation of net income applicable to Common and Class A Common Stockholders in accordance with GAAP to FFO for each of the three years in the period ended October 31, 2007 (amounts in thousands).

	Year Ended October 31,		
	2007	2006	2005
Net Income Applicable to Common and Class A Common Stockholders	**$ 35,046**	$ 15,690	$ 23,976
Plus: Real property depreciation	**10,530**	9,981	9,003
Amortization of tenant improvements and allowances	**2,267**	2,450	2,325
Amortization of deferred leasing costs	**564**	557	555
Depreciation and amortization on discontinued operations	**40**	170	516
Less: Gains on sales of properties	**(11,385)**	—	(7,020)
Funds from Operations Applicable to Common and Class A Common Stockholders	**$ 37,062**	$ 28,848	$ 29,355
Net Cash Provided by (Used in):			
Operating Activities	**$ 49,307**	$ 35,429	$ 35,505
Investing Activities	**$(19,457)**	$(20,129)	$(61,348)
Financing Activities	**$ 28,432**	$(38,994)	$ 26,397

FFO amounted to $37.1 million in fiscal 2007 compared to $28.8 million in fiscal 2006 compared to $29.4 million in fiscal 2005. The increase in FFO in fiscal 2007 reflects an increase in operating income from properties owned during the period and recent property acquisitions and the receipt of $6 million from the settlement of a lease guarantee on a tenant space in The Dock shopping center in Stratford, Connecticut. The decrease in FFO in fiscal 2006 reflects an increase in operating income from properties owned during the period and recent property acquisitions offset by an increase in preferred stock dividends paid on a new Series D Preferred Stock issue and the temporary investment of the remaining proceeds of the Series D Preferred stock sale into lower yielding short-term investments. See discussion which follows.

RESULTS OF OPERATIONS

Fiscal 2007 vs. Fiscal 2006

The following information summarizes the Company's results of operations for the year ended October 31, 2007 and 2006 (amounts in thousands):

	Year Ended October 31,				Change Attributable to:	
	2007	2006	Increase (Decrease)	% Change	Property Acquisitions	Properties Held In Both Periods
Revenues						
Base rents	**$57,260**	$54,862	$2,398	4.4%	$1,216	$1,182
Recoveries from tenants	**17,660**	16,957	703	4.1%	483	220
Mortgage interest and other	**845**	408	437	107.1%	11	426
Operating Expenses						
Property operating	**12,109**	11,666	443	3.8%	175	268
Property taxes	**10,926**	10,262	664	6.5%	270	394
Depreciation and amortization	**13,442**	13,073	369	2.8%	407	(38)
General and administrative	**4,979**	4,981	(2)	—	n/a	n/a
Non-Operating Income/Expense						
Interest expense	**7,773**	8,287	(514)	(6.2)%	—	(514)
Interest, dividends, and other investment income	**501**	950	(449)	(47.3)%	n/a	n/a

Revenues

Base rents increased by 4.4% to $57.3 million in fiscal 2007 as compared with $54.9 million in the comparable period of 2006. The increase in base rentals was attributable to the property acquisitions and properties held in both periods as discussed below.

Property Acquisitions:

In fiscal 2007, the Company acquired two properties totaling 102,100 square feet of GLA. These properties accounted for all of the revenue, operating expense, property tax, and depreciation and amortization changes attributable to property acquisitions during the fiscal year ended 2007.

Properties Held in Both Periods:

Revenues

The increase in base rents for properties held during the fiscal period ended October 31, 2007 reflects an increase in rental rates for in place leases over the period. In fiscal 2007, the Company leased or renewed approximately 553,000 square feet (or approximately 15% of total property leasable area). At October 31, 2007, the Company's core properties were approximately 96% leased. Overall core property occupancy rates increased from 93.3% at October 31, 2006 to 95.4% at October 31, 2007.

For the fiscal year ended 2007, recoveries from tenants for properties owned in both periods (which represents reimbursements from tenants for operating expenses and property taxes) increased by $220,000 compared to the same period in fiscal 2006. This increase was a result of an increase in real estate tax recoveries caused by an approximate 4.0% increase in property tax expense in properties held in both periods and higher property tax recovery rates at certain properties. Recoveries from tenants for common area maintenance was unchanged in fiscal 2007 when compared with fiscal 2006.

During fiscal 2007, the Company executed a settlement agreement with the corporate guarantor of a former tenant's lease obligations whereby the guarantor was released from its obligations to the Company in exchange for a payment of $6 million. The payment and release of guarantee were subject to certain conditions contained in the agreement. The conditions were satisfied on April 15, 2007 and the payment was recorded as income from a settlement of lease guarantee obligation in the fiscal year ended October 31, 2007.

The Company's single largest real estate investment is the Ridgeway Shopping Center located in Stamford, Connecticut (which is owned by a consolidated joint venture in which the Company has a 90% controlling interest). Ridgeway's revenues represented approximately $11.0 million or 14% of total revenues in fiscal 2007 compared to $10.3 million or 14% in fiscal 2006. At October 31, 2007, the property was 95% leased. No other property in the Company's portfolio comprised more than 10% of the Company's consolidated revenues in fiscal 2007.

Operating Expenses

Operating expenses increases were a result of property acquisitions as discussed above and properties held in both periods as more fully discussed below:

Property operating expenses for properties held in both periods increased $268,000 in the fiscal year ended October 31, 2007 primarily as a result of increased utility costs and repairs to utility systems, landscaping at some of the Company's properties, and parking area maintenance expenses.

Property taxes for properties held in both periods increased by $394,000 or 4% in fiscal 2007 from higher real estate tax assessment rates at the Company's properties.

There was relatively no change in depreciation and amortization for properties held in both periods for the fiscal period ended October 31, 2007 when compared to fiscal 2006.

General and administrative expenses were unchanged for the fiscal period ended October 31, 2007.

Non-Operating Income/Expense

Interest, dividends and other investment income decreased by $449,000 in the fiscal period ended October 31, 2007. The decrease in this component of income reflects the use of available cash in 2006 that was invested in highly liquid securities for the purchase of properties during fiscal 2006 and 2007.

Interest expense decreased by $514,000 in fiscal 2007 from scheduled principal payments on mortgage notes, the repayments of mortgage notes of $5,600,000 and $4,975,000 during fiscal 2007 and 2006, respectively, and a decrease in credit line facility fees after the termination of the Company's unsecured revolving bank credit line in June 2006.

Fiscal 2006 vs. Fiscal 2005

	Year Ended October 31,				Change Attributable to:	
	2006	2005	Increase (Decrease)	% Change	Property Acquisitions	Properties Held In Both Periods
Revenues						
Base rents	$54,862	$51,383	$3,479	6.8%	$3,215	$ 264
Recoveries from tenants	16,957	16,444	513	3.1%	706	(193)
Mortgage interest and other	408	291	117	40.2%	(82)	199
Operating Expenses						
Property operating	11,666	10,785	881	8.2%	570	311
Property taxes	10,262	9,211	1,051	11.4%	740	311
Depreciation and amortization	13,073	11,884	1,189	10.0%	774	415
General and administrative	4,981	5,155	(174)	(3.4)%	n/a	n/a
Non-Operating Income/Expense						
Interest expense	8,287	8,502	(215)	(2.5)%	322	(537)
Interest, dividends, and other investment income	950	731	219	30.0%	n/a	n/a

Revenues

Base rents increased by 6.8% to $54.9 million in fiscal 2006 as compared with $51.4 million in fiscal 2005. The increase in base rentals was attributable to the property acquisitions and properties held in both periods as discussed below.

Property Acquisitions:

In fiscal 2006, the Company acquired three properties totaling 50,000 square feet of GLA and two retail properties totaling 469,000 square feet of GLA during fiscal 2005. These properties accounted for all of the revenue, operating expense, property tax, interest expense, and depreciation and amortization changes attributable to property acquisitions during fiscal 2006.

Properties Held in Both Periods:

Revenues

Base rents from properties held in both periods increased $264,000 in fiscal 2006 compared to fiscal 2005. The increase in base rents from new leases and lease renewals completed during fiscal 2006 was impacted by unexpected tenant vacancies during the same period that lowered revenues by approximately $500,000. At October 31, 2006, the overall leased percentage of the Company's core properties was 97%, a decline of 1% from the prior year. The Company executed new leases or renewed leases comprising 297,000 square feet of GLA during fiscal 2006.

Recoveries from tenants from properties held in both periods (which represent reimbursements from tenants for operating expenses and property taxes) decreased $193,000 in fiscal 2006 compared to the prior year due to slightly lower occupancy levels during fiscal 2006 when compared with fiscal 2005.

Operating Expenses

Property operating expenses for properties held in both periods increased by $311,000 in fiscal 2006 when compared with fiscal 2005 from an increase in certain property expense categories, particularly repairs, maintenance and utility expenses, that increased this component of expenses by approximately $800,000 in fiscal 2006. The increase in expenses in fiscal 2006 was partially offset by a decrease of approximately $300,000 in insurance and snow removal costs in that year.

Property taxes for properties held in both periods increased by $311,000 or 3% in fiscal 2006 when compared with fiscal 2005 from higher real estate tax assessment rates at the Company's properties.

Depreciation and amortization expense from properties held in both periods increased $415,000 in fiscal 2006 when compared with fiscal 2005, principally from the write off of unamortized tenant improvement costs of $319,000 related to several tenants that vacated the properties during the year.

General and administrative expenses ("G&A") decreased by $174,000 in fiscal 2006 when compared with fiscal 2005 primarily from lower professional fees related to the Company's internal controls assessment required by Section 404 of Sarbanes-Oxley Act which decreased G&A by $443,000 in fiscal 2006. The decrease in G&A was offset by higher employee compensation costs which increased this component of expense by $415,000 in fiscal 2006.

Non-Operating Income/Expense

Interest, dividends and other investment income increased by $219,000 in fiscal 2006 from higher rates of return earned on marketable securities and short-term investments during the period. Other investment income also includes gains on sales of marketable securities of $122,000 in fiscal 2006 compared to $70,000 in fiscal 2005.

Mortgage interest and other income in fiscal 2006 includes a gain of $102,000 from the repayment of a mortgage note receivable during the year.

Interest expense for properties held in both periods decreased $537,000 in fiscal 2006 when compared with fiscal 2005 principally from the repayment of mortgage notes payable and bank credit line borrowings in fiscal 2005 that were repaid later in the year. In connection with one acquisition in fiscal 2005, the Company assumed an $8.5 million first mortgage loan that increased interest expense in fiscal 2006 by $322,000.

DISCONTINUED OPERATIONS

In fiscal 2007, the Company sold its Tempe, Arizona property for a sale price of $13.2 million. Accordingly, the operating results for this property were classified as discontinued operations in the accompanying consolidated statements of income for the year ended October 31, 2007. In connection with the sale of the property, the Company recorded a gain on sale of approximately $11.4 million.

During fiscal 2005, the Company sold a shopping center in Farmingdale, New York for $9.75 million and an office building in Southfield, Michigan for $9.175 million. Accordingly, the operating results for these properties were classified as discontinued operations in the accompanying consolidated statements of income for the year ended October 31, 2005. In connection with the sales of the properties, the Company recorded gains on sales of properties of $7.0 million in fiscal 2005.

Revenues from discontinued operations were $320,000, $747,000 and $2.5 million for the years ended October 31, 2007, 2006 and 2005, respectively.

INFLATION

The Company's long-term leases contain provisions to mitigate the adverse impact of inflation on its operating results. Such provisions include clauses entitling the Company to receive (a) scheduled base rent increases and (b) percentage rents based upon tenants' gross sales, which generally increase as prices rise. In addition, many of the Company's non-anchor leases are for terms of less than ten years, which permits the Company to seek increases in rents upon renewal at then current market rates if rents provided in the expiring leases are below then existing market rates. Most of the Company's leases require tenants to pay a share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

ENVIRONMENTAL MATTERS

Based upon management's ongoing review of its properties, management is not aware of any environmental condition with respect to any of the Company's properties that would be reasonably likely to have a material adverse effect on the Company. There can be no assurance, however, that (a) the discovery of environmental conditions, which were previously unknown, (b) changes in law, (c) the conduct of tenants or (d) activities relating to properties in the vicinity of the Company's properties, will not expose the Company to material liability in the future. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of the Company's tenants, which would adversely affect the Company's financial condition and results of operations.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting include policies and procedures that: relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; provide reasonable assurance of the recording of all transactions necessary to permit the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles and the proper authorization of receipts and expenditures in accordance with authorization of the Company's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control–Integrated Framework. Based on its assessment, management determined that the Company's internal control over financial reporting was effective as of October 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of.Directors and Stockholders of Urstadt Biddle Properties Inc.

We have audited Urstadt Biddle Properties Inc.'s internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Urstadt Biddle Properties Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; (3) that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Urstadt Biddle Properties Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Urstadt Biddle Properties Inc. as of October 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years then ended and our report dated January 10, 2008 expressed an unqualified opinion thereon.

New York, New York
January 10, 2008

PKF
Certified Public Accountants
A Professional Corporation

Tax Status

The Company has elected to be treated as a real estate investment trust under the Internal Revenue Code. Thus, generally it will be subject to federal income taxes only on that part of its taxable income not distributed as dividends so long as 90% of such taxable income is distributed. The Company has distributed all of its taxable income for fiscal 2007 and, accordingly, no provision has been made for federal income taxes.

Income Tax Information

The tax status for federal income tax purposes of the dividends paid by the Company during fiscal 2007 is as follows:

Common and Class A Common Shares:

Dividend Payment Date	Common Share Gross Dividend Paid Per Share	Common Share Ordinary Income	Class A Common Share Gross Dividend Paid Per Share	Class A Common Share Ordinary Income
January 19, 2007	$.2075	$.2075	$.23	$.23
April 20, 2007	$.2075	$.2075	$.23	$.23
July 20, 2007	$.2075	$.2075	$.23	$.23
October 19, 2007	$.2075	$.2075	$.23	$.23
Total	$.83	$.83	$.92	$.92

Preferred Shares:*

Dividend Payment Date	Series B Preferred Share	Series C Preferred Share	Series D Preferred Share
January 31, 2007	$2.2475	$2.1250	$ .46875
April 30, 2007	$2.2475	$2.1250	$ .46875
July 31, 2007	$2.2475	$2.1250	$ .46875
October 31, 2007	$2.2475	$2.1250	$ .46875
Total	$8.99	$8.50	$1.875

**All dividends paid during 2007 on shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock were ordinary income for federal income tax purposes.*

Market Price Ranges

The following sets forth, for the fiscal years ended October 31, 2007 and 2006, the low and high closing sales price per Common Share and Class A Common Share as quoted on The New York Stock Exchange.

Common Shares and Class A Common Shares trade on the New York Stock Exchange under the Symbols: "UBP" and "UBA."

	Fiscal 2007 Low – High	Fiscal 2006 Low – High
Common Shares:		
First Quarter	**$16.70 – $18.25**	$15.70 – $17.73
Second Quarter	**$17.02 – $18.46**	$16.22 – $17.40
Third Quarter	**$16.35 – $18.45**	$15.54 – $16.76
Fourth Quarter	**$16.15 – $18.31**	$15.50 – $18.60
Class A Common Shares:		
First Quarter	**$17.82 – $19.43**	$15.60 – $17.83
Second Quarter	**$17.81 – $19.62**	$16.25 – $18.40
Third Quarter	**$15.10 – $18.81**	$15.58 – $17.10
Fourth Quarter	**$14.97 – $17.91**	$16.04 – $19.44

Performance Graph

The following graph compares, for the five-year period beginning October 31, 2002 and ended October 31, 2007, the Company's cumulative total return to holders of the Company's Class A Common Shares and Common Shares with the returns for the NAREIT All—REIT Total Return Index (a peer group index) published by the National Association of Real Estate Investment Trusts (NAREIT) and for the S&P 500 Index for the same period.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Urstadt Biddle Properties Inc., The S&P 500 Index
And The NAREIT All—REIT Index



$300
$250
$200
$150
$100
$50
$0
10/02
10/03
10/04
10/05
10/06
10/07
UBA
UBP
S&P 500 Index
NAREIT All—REIT Index

* $100 invested on 10/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending October 31.

	10/02	10/03	10/04	10/05	10/06	10/07
Urstadt Biddle Properties Inc.—Class A (UBA)	100.00	132.58	166.61	181.18	220.27	201.60
Urstadt Biddle Properties Inc.—Common (UBP)	100.00	123.40	151.96	181.70	199.33	198.70
S&P 500 Index	100.00	120.80	132.18	143.71	167.19	191.54
NAREIT All—REIT Index	100.00	135.42	174.04	198.58	269.19	261.32

The stock price performance shown on the graph is not necessarily indicative of future price performance.

Certifications

Following the March 2007 annual meeting of shareholders, the annual certification of the Chief Executive Officer regarding compliance by the Company with the corporate governance listing standards of the New York Stock Exchange ("NYSE") was submitted without qualification to the NYSE. In addition, as required by the Sarbanes-Oxley Act of 2002, the Company filed with the Securities and Exchange Commission the CEO and CFO certifications regarding the quality of the Company's public disclosure as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the year ended October 31, 2007.

URSTADT BIDDLE PROPERTIES INC.

DIRECTORS

CHARLES J. URSTADT
Chairman, Urstadt Biddle Properties Inc.

ROBERT R. DOUGLASS
Vice Chairman, Urstadt Biddle Properties Inc.
Of Counsel, Milbank, Tweed, Hadley and McCloy

WILLING L. BIDDLE
President, Urstadt Biddle Properties Inc.

E. VIRGIL CONWAY
Retired Chairman, New York State Metropolitan Transportation Authority

PETER HERRICK
Retired Vice Chairman, The Bank of New York

GEORGE H.C. LAWRENCE
Chairman and Chief Executive Officer
Lawrence Properties

ROBERT J. MUELLER
Retired Senior Executive Vice President
The Bank of New York

CHARLES D. URSTADT
Executive Director of Sales
Halstead Property LLC

GEORGE J. VOJTA
Retired Vice Chairman
Bankers Trust Company

DIRECTORS EMERITI

GEORGE M. HUBBARD, JR.
JAMES O. YORK

OFFICERS

CHARLES J. URSTADT
Chairman and Chief Executive Officer

WILLING L. BIDDLE
President and Chief Operating Officer

JAMES R. MOORE
Executive Vice President, Chief Financial Officer and Treasurer

RAYMOND P. ARGILA
Senior Vice President, Co-Counsel and Assistant Secretary

THOMAS D. MYERS
Senior Vice President, Co-Counsel and Secretary

LINDA L. LACEY
Senior Vice President, Leasing

JAMES M. ARIES
Senior Vice President, Acquisitions and Leasing

WAYNE W. WIRTH
Senior Vice President, Management

JOHN T. HAYES
Vice President, Controller

HEIDI R. BRAMANTE
Assistant Vice President and Assistant Controller

LUISA CAYCEDO-KIMURA
Assistant Vice President and Assistant Secretary

ANDREW ALBRECHT
Assistant Vice President, Management

SUZANNE MOORE
Assistant Vice President

Securities Traded
New York Stock Exchange
Symbols: UBA, UBP, UBPPRC and UBPPRD
Stockholders of Record as of December 31, 2007:
Common Stock: 1,118 and Class A Common Stock: 1,121

Annual Meeting
The annual meeting of stockholders will be held at 2:00 P.M. on March 6, 2008 at the Stamford Marriott, Two Stamford Forum, Stamford, Connecticut

Form 10-K
A copy of the Company's 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge by writing to the Secretary of the Company at its executive office.

Shareholder Information and Dividend Reinvestment Plan
Inquiries regarding stock ownership, dividends or the transfer of shares can be made by writing to our Transfer Agent, The Bank of New York Mellon, Investor Services Department, P.O. Box 11258, New York, NY 10286-1258 or by calling toll-free at 1-800-524-4458. The Company has a dividend reinvestment plan which provides stockholders with a convenient means of increasing their holdings without incurring commissions or fees. For information about the plan, stockholders should contact the Transfer Agent. Other shareholder inquiries should be directed to Thomas D. Myers, Secretary, telephone (203) 863-8200.

Investor Relations
Investors desiring information about the Company can contact Athena Bludé, Investor Relations, telephone (203) 863-8200. Investors are also encouraged to visit our website at: www.ubproperties.com

Independent Registered Public Accounting Firm
PKF, Certified Public Accountants, A Professional Corporation

General Counsel
Baker & McKenzie LLP

Executive Office of the Company
321 Railroad Avenue
Greenwich, CT 06830
Tel: (203) 863-8200
Fax: (203) 861-6755
Web site: www.ubproperties.com

Memberships
National Association of Real Estate Investment Trusts, Inc. (NAREIT)
International Council of Shopping Centers (ICSC)

URSTADT BIDDLE PROPERTIES INC.
321 RAILROAD AVENUE
GREENWICH, CONNECTICUT 06830


Before Renovations


END
After Renovations

The Dock Shopping Center, Stratford, Connecticut